File No. 812-14154

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 for (i) an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of

 Compass Efficient Model Portfolios, LLC

Compass EMP Funds Trust

Northern Lights Distributors, LLC

Please send all communications to:

JoAnn M. Strasser, Esq.

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, OH  43215-6101

As filed with the Securities and Exchange Commission on November 1, 2013

Table of Contents

I.	INTRODUCTION	1
A.	Summary of Application	1
B.	Comparability of Relief Sought to Prior Relief Granted by the Commission	3
II.	BACKGROUND	4
A.	General	4
B.	The Initial Funds	5
C.	The Adviser	6
D.	The Distributor	6
E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend
	Disbursing Agent and Securities Lending Agent	7
F.	The Underlying Indexes and Licensing Arrangements	7
G.	Capital Structure and Voting Rights: Book-Entry	8
H.	Investment Objectives and Policies	9
I.	Exchange Listing	12
J.	Sales of Shares	13
K.	Pricing	21
L.	Redemption	21
M.	Qualification as a Regulated Investment Company	23
N.	Dividend Reinvestment Service	23
O.	Shareholder Transaction and Distribution Expenses	23
P.	Shareholder Reports	23
Q.	Availability of Information Regarding Shares and Underlying Indexes	24
R.	Sales and Marketing Materials	26
S.	Procedure by Which Shares Will Reach Investors	27
T.	Third Party Broker-Dealer Issues; Disclosure Documents	28

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III.	THE SELF-INDEXING FUNDS	28
A.	The Need For Exemptive Relief	28
B.	Policies and Procedures to Guard Against Conflicts of Interest	30
C.	Index Provider and Calculation Agent	31
D.	Transparency of Underlying Indexes	34
E.	The Self-Indexing Funds Do Not Raise Concerns	37
IV.	IN SUPPORT OF THE APPLICATION	39
A.	Summary of the Application	39
B.	Benefits of the Proposal	41
C.	Investor Uses and Benefits of Products	43
V.	REQUEST FOR ORDER	43
A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1) of the Act	43
B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1	45
C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)of the Act	47
D.	Exemption from the Provisions of Section 22(e) of the Act	51
E.	Exemption from the Provisions of Section 12(d)(1) of the Act	53
VI.	EXPRESS CONDITIONS TO THIS APPLICATION	58
A.	ETF Relief	58
B.	Section 12(d)(1) Relief	59
VII.	NAMES AND ADDRESSES	62
APPENDIX A

ii

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

x In the Matter of: Compass Efficient Model Portfolios, LLC Compass EMP Funds Trust Northern Lights Distributors, LLC File No. 812-14154 x

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

I.

INTRODUCTION

A.

Summary of Application

In this amended and restated application (“Application”), Compass Efficient Model Portfolios, LLC (“Compass EMP” or the “Initial Adviser”), Compass EMP Funds Trust (the “Trust”) and Northern Lights Distributors, LLC (“NLD”) (collectively, “Applicants”)1 hereby apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 thereunder, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Order”). Applicants seek the Order to create and operate one or more index-based portfolios of the Trust, of which certain but not all such indexed-based portfolios will offer Shares (defined below) for which the Adviser or a third party that is an “affiliated person,” as such term is defined in Section 2(a)(3) of the Act (for the purposes of the Application, an “Affiliated Person”), or an affiliated person of such Affiliated Person (for purposes of this Application, a “Second Tier Affiliate”), of the Trust, the Adviser, any Sub-Adviser (defined below), or the Distributor (defined below), or the promoter of a Fund, serves as Index Provider (defined below) to a Fund (defined below).

1 All existing entities that currently intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

Applicants request that the Order apply to series of the Trust identified and described in Appendix A and mentioned in Section II.B. below (“Initial Funds”), and other open-end management investment companies, or series thereof, that may be created in the future as well as future series of the Trust (collectively “Future Funds”) that track a specified domestic and/or foreign securities index as further described below. Any Future Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (each, an “Adviser”) and (b) comply with the terms and conditions of the Application. Each Adviser will be registered under the Investment Adviser’s Act of 1940, as amended. The Initial Funds and all Future Funds are collectively referred to herein as the “Funds.”

The Order, if granted, would permit:

•

Funds to issue their shares (“Shares”) to be redeemable in large aggregations only (“Creation Units”);

•

secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) per Share on one or more national securities exchanges as defined in Section 2(a)(26) of the Act (each, an “Exchange”), including NYSE Arca, Inc. (“NYSE Arca”) and The Nasdaq Stock Market, Inc. (“Nasdaq”);

•

certain Affiliated Persons and Second-Tier Affiliates of the open-end investment companies described herein to deposit securities into, and receive securities from, such investment companies, in connection with the “in-kind” purchase and redemption of aggregations of Shares of such investment companies;

•

the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;

•

management investment companies and unit investment trusts (“UITs”) registered under the Act that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (such registered management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Investing Funds”), to acquire Shares beyond the limits of Section 12(d)(1)(A) of the Act;

•

the Funds, any principal underwriter for the Funds, and/or any broker-dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell Shares to Investing Funds beyond the limits of Section 12(d)(1)(B) of the Act; and

•

each Fund that is an Affiliated Person or Second-Tier Affiliate of an Investing Fund to sell its Shares to, and redeem its Shares from, an Investing Fund, and to engage in the accompanying “in-kind” transactions.  An Investing Fund may rely on the order only to invest in the Funds and not in any other registered investment company.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund and will be consistent with the policy of each Investing Fund and, that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.  An Investing Fund may rely on the order only to invest in Funds and not in any other registered investment company.

The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder will be referred to herein as “ETF Relief” and the relief requested with respect to Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act will be referred to herein as “12(d)(1) Relief.” The ETF Relief and the 12(d)(1) Relief collectively will be referred to herein as “Relief.”

B.

Comparability of Relief Sought to Prior Relief Granted by the Commission

Applicants seek Relief substantially similar to the relief granted by the Commission to other open-end management investment companies commonly referred to as “exchange-traded funds” (“ETFs”), that are index-based ETFs with an affiliated Index Provider, including, Russell Investment Management Company, Claymore Exchange-Traded Fund Trust and Van Eck Associates Corporation (collectively, “Prior ETFs”).2

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

2 Russell Investment Management Company, et al., Investment Company Act Release No. 29655 (Apr. 20, 2011) (notice); Claymore Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 29458 (Oct. 7, 2010) (notice); and Van Eck Associates Corporation, et al., Investment Company Act Release No. 29455 (Oct. 1, 2010) (notice) (collectively, the “Prior Orders”).

II.

BACKGROUND

A.

General

Applicants intend to establish certain ETFs intended to be made available to both institutional and retail investors.  The Trust is a statutory trust organized under the laws of Delaware and intends to create diversified and non-diversified Funds, each of which will operate pursuant to the terms and conditions stated in this Application.

The Trust has registered with the Commission as an open-end management investment company and has filed a registration statement on Form N-1A with the Commission under the Securities Act of 1933 (“Securities Act”) and the Act (“Registration Statement”).

Each Fund will hold certain securities (“Portfolio Securities”) consisting largely of some or all of the component securities (“Component Securities”) of a specified securities index (individually, an “Underlying Index” and collectively, “Underlying Indexes”) selected to correspond before fees and expenses generally to the price and yield performance of such Underlying Index.  Each Underlying Index will be comprised solely of equity and/or fixed income securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets (such Underlying Indexes described in (i) and (ii), “Domestic Indexes”), (iii) non-domestic issuers that do not meet the requirements for trading in U.S. markets (“Foreign Indexes”), and (iv) a combination of issuers described in (i) and/or (ii) and (iii) (“Global Indexes”).

Each Initial Fund and any Future Fund will invest in and hold as Portfolio Securities, as appropriate, the following:  (i) equity securities, (ii) fixed income securities (“Fixed Income Funds”) or (iii) a combination of both equity and fixed-income securities traded in the U.S. or non-U.S. markets (“Combination Funds”).  Funds that invest in domestic equity securities (“Domestic Equity Funds”), domestic fixed income securities or a combination of domestic equity and fixed income securities are collectively referred to herein as “Domestic Funds.”

Funds that invest in foreign equity securities (“Foreign Equity Funds”), foreign fixed income securities or a combination of foreign equity and fixed income securities are collectively referred to herein as “Foreign Funds.”  Funds that invest in foreign and domestic equity securities (“Global Equity Funds”), foreign and domestic fixed income securities or a combination of foreign and domestic equity and fixed-income securities are collectively referred to herein as “Global Funds.”

The Trust will issue, with respect to each Fund on a continuous offering basis, only specified Creation Units (e.g., 25,000 Shares or 100,000 Shares).  The size of a Creation Unit for each Fund will initially be determined by the Adviser, in part based on the estimated initial trading price per individual Share of such Fund and the size of Creation Units for other ETFs trading at that time, as well as each Fund’s target audience.3  Applicants expect that the initial price of a Creation Unit will be a minimum of $1 million and will fall in the range of $1 million to $10 million, and that the initial trading price per individual Share of each Fund will fall in the range of $15 to $100.  Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded; Shares will not be individually redeemable.  Applicants intend that the initial NAV of the Shares be established per Share at a level convenient for trading purposes.

No Exchange Market Maker is or will be an Affiliated Person, or a Second-Tier Affiliate, of the Funds, except pursuant to Sections 2(a)(3)(A) and (C) of the Act due to solely to ownership of Shares, as described below.

Applicants believe that the Funds like all other ETFs, must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeem ability for investors presenting one or more Creation Units for redemption.  This open-end structure of each Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds.  Therefore, purchases and redemptions of Creation Units of the Funds generally will be made by an “in-kind” (“In-Kind”) tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section II.J. “Sales of Shares” and Section II.L. “Redemption.”  Applicants believe that this In-Kind mechanism minimizes the need to liquidate Portfolio Securities to meet redemptions or to acquire Portfolio Securities in connection with purchases of Creation Units and would permit closer tracking of each Fund’s Underlying Index.  Applicants submit that this In-Kind mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.

Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code (“Code”).

B.

The Initial Funds

    As noted above, the Trust is a statutory trust organized under the laws of Delaware and registered under the Act with the Commission as an open-end management investment company that may offer multiple series.  Each Initial Fund will be a separate series of the Trust and will

3 The size of a Creation Unit as stated in a Fund’s Prospectus may be changed, from time to time if the individual Shares price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

offer and sell its Shares pursuant to the Registration Statement.  Each Initial Fund seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of its corresponding Underlying Index, identified and briefly described in Appendix A hereto.  Each Initial Fund’s Portfolio Securities will consist largely of some or all of the equity securities that are Component Securities of its corresponding Underlying Index, as discussed below in Section III.E.

C.

The Adviser

Compass EMP will be the investment adviser to the Initial Funds subject to the supervision of the Board of Trustees of the Trust (“Board”). The Adviser is a Tennessee limited liability company located at 213 Overlook Circle, Suite A-1, Brentwood, TN 37027, and is registered as an “investment adviser” under Section 203 of the Advisers Act.4

The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund.5 The Adviser will manage the investment and reinvestment of each Fund’s assets in accordance with its investment objective.  The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as “sub-advisers” with respect to particular Funds (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”).  The Sub-Advisers, if any, will serve as the portfolio managers for the Funds.  The Adviser will compensate any Sub-Adviser out of the advisory fees paid to the Adviser pursuant to the investment advisory contract.  Under the Adviser’s supervision, each Sub-Adviser will manage the investment and reinvestment of each Fund’s assets in accordance with the Fund’s investment objective.  Any Sub-Adviser to a Fund will either be registered under the Advisers Act or will not be required to register thereunder.

D.

The Distributor

The Trust will enter into a distribution agreement with one or more distributors.  The distributor for the Initial Funds will be NLD, a Nebraska limited liability company, with its principal place of business at 17605 Wright Street, Omaha, Nebraska 68130.  NLD is not an Affiliated Person of the Applicants.  NLD is, and each distributor for a Future Fund will be, a Broker registered under the Exchange Act and will act as distributor and principal underwriter (“Distributor”) of one or more of the Funds.  Each Distributor will distribute Shares on an

5 The Adviser and the Distributor have each adopted a Code of Ethics as required under Rule 17j-l of the Act and Rule 204-2 of the Advisers Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-l) from engaging in any conduct prohibited in Rule 17j-l.  The Adviser and the Distributor have each adopted Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act which are reasonably designed, taking into account the nature of their business, to prevent the misuse in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information.  Similarly, any Sub-Adviser will also have a Code of Ethics and Policies and Procedures to Detect and Prevent Insider Trading.

5 The term “Board” also includes any board of trustees of a Future Fund.

 agency basis.  No Distributor is or will be affiliated with any Exchange.  The Distributor for each Fund will comply with the terms and conditions of this Application.  The Distributor of any Fund may be an Affiliated Person or a Second-Tier Affiliate of that Fund’s Adviser and/or Sub-Advisers. 6

E.

Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

The Trust anticipates appointing, but as of the date of the Application has not identified, an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), and  dividend disbursing agent for each Fund.  The Trust, in accordance with the provisions of Rule 17f-5 under the Act, may appoint one or more eligible foreign custodians in each jurisdiction where the Portfolio Securities of each Foreign Fund and Global Fund principally trade to act as its designated agent to hold, settle, clear and effect any required transaction in such securities (each, a “Sub-Custodian” and collectively, “Sub-Custodians”).  The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder.   As discussed below, subject to the approval of the Board, the Adviser, the Sub-Adviser or an affiliate of the Adviser and/or Sub-Advisers may provide administration, custody, fund accounting, transfer agency, dividend disbursement and securities lending services to the Funds.

F.

The Underlying Indexes and Licensing Arrangements

Each Initial Fund and any Future Fund will be entitled to use its Underlying Index pursuant to either a licensing agreement with the entity that compiles, creates, sponsors or maintains an Underlying Index (each an “Index Provider”) or one or more sub-licensing arrangements pursuant to such licensing agreement with the Index Provider.  Each Initial Fund will be a Fund based upon an Underlying Index that is created, compiled, sponsored or maintained by an Index Provider that is the Adviser or an “Affiliated Person” or a Second-Tier Affiliate of the Trust, the Adviser, the Distributor, promoter or any Sub-Adviser to the Fund (a “Self-Indexing Fund”).  Each Future Fund may be a Self-Indexing Fund, or it may be a Fund based upon an Underlying Index that is created, compiled, sponsored or maintained by an Index Provider who is not and will not be an Affiliated Person, or a Second-Tier Affiliate, of the Trust, the Adviser, the Distributor, promoter or any Sub-Adviser to the Fund.  An Index Provider will not provide recommendations to any Fund regarding the purchase or sale of specific securities.  In addition, an Index Provider will not provide any information to the Fund relating to changes to an Underlying Index’s methodology for the inclusion or exclusion of Component

6 Applicants request that the Order also apply to any Distributor to the Funds that complies with the terms and conditions of this Application.

 Securities or methodology for the calculation of the return of Component Securities, in advance of a public announcement of such changes by the Index Provider.

Each Underlying Index for a Self-Indexing Fund is or will be a rules based index comprised of equity and/or fixed income securities (including depositary receipts).  The Index Provider for the Self-Indexing Fund will create and/or own a proprietary, rules based methodology (“Rules-Based Process”) to create indexes for use by the Self-Indexing Funds and other equity or fixed income investors.7  The Underlying Indexes will be “transparent,” meaning that (i) both the Rules-Based Process and the composition of each Underlying Index will be freely available to the public, (ii) any change to the Rules-Based Process will be announced at least sixty (60) days prior to becoming effective, (iii) any changes to constituents of and weightings of each Underlying Index will be announced at least two (2) days prior to the Reconstitution Date and the Rebalance Date (as both such terms are defined below) and (iv) all such changes will be made freely available to the public. The Index Provider, as owner of the Underlying Indexes and all intellectual property related thereto, intends to license the use of the Underlying Indexes, their names and other related intellectual property to the Adviser for use in connection with the Trust and the Self-Indexing Funds. The licenses for the Self-Indexing Funds will specifically state that the Adviser must provide the use of the Underlying Indexes and related intellectual property at no cost to the Trust and the Self-Indexing Funds.

The Index Provider of the Initial Funds is a division of the Adviser.8  Relief specific to Self-Indexing Funds is described more fully in Section III.

G.

Capital Structure and Voting Rights:  Book-Entry

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state law applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only.  The Funds will not issue individual Share certificates.  The Depository Trust Company, New York, New York, a limited purpose

7 The Underlying Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be “investment companies” in reliance on Section 3(c)(1) or 3(c)(7) of the Act for which the Adviser acts as adviser or subadviser (“Affiliated Accounts”) as well as other such registered investment companies, separately managed accounts and privately offered funds for which it does not act either as adviser or subadviser (“Unaffiliated Accounts”). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as “Accounts”), like the Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such Underlying Index(es) or a representative sample of such constituents of the Underlying Index. Consistent with the relief requested from Section 17(a) below, the Affiliated Accounts will not engage in Creation Unit transactions with a Fund.

8 In the event that the Adviser serves as the Index Provider for a Self-Indexing Fund, the term “Index Provider,” with respect to that Fund, will refer to the employees of the Adviser that are responsible for creating, compiling, and maintaining the relevant Underlying Index.

 trust company organized under the laws of the State of New York (“DTC”),9 or its nominee will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares of each Fund (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of DTC or the DTC participants (“DTC Participants”).  Beneficial Owners of Shares will exercise their rights in such securities indirectly through DTC and the DTC Participants.  All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and the DTC Participants, except as otherwise specified.  No Beneficial Owner shall have the right to receive a certificate representing such Shares.  Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at the Adviser’s expense through the customary practices and facilities of DTC and the DTC Participants.

H.

Investment Objectives and Policies

1.

General

The investment objective of each Fund will be to provide investment returns that correspond, before fees and expenses, generally to the price and yield performance of its Underlying Index.  In seeking to achieve the investment objective of a Fund, the Adviser and/or Sub-Adviser will utilize the indexing investment approaches described below.  At least 80% of each Fund’s total assets (excluding securities lending collateral) (“80% Basket”) will be invested in Component Securities, in TBA Transactions (defined below) representing Component Securities, or, in the case of Foreign Funds and Global Funds, the 80% Basket requirement may also include Depositary Receipts (defined below) representing such securities.  Any Depositary Receipts (defined below) held by a Foreign Fund or a Global Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock.  Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the relevant Underlying Index, will improve the liquidity, tradability and settlement of a Foreign Fund’s or Global Fund’s then current Portfolio Deposit (defined below) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Foreign Fund or Global Fund to maintain direct exposure to Component Securities of its relevant Underlying Index.

Each Fund may also invest up to 20% of its total assets (“20% Asset Basket”) in a broad variety of other instruments including, but not limited to, repurchase agreements, reverse repurchase agreements, government securities, cash and cash equivalents, commodities, options, futures contracts, currency futures contracts, options on futures contracts, swaps, options on

9 DTC is a wholly-owned subsidiary of The Depository Trust and Clearing Corporation (“DTCC”). DTCC operates its clearing and settlement businesses through several operating subsidiaries, including DTC, Fixed Income Clearing Corporation (“FICC”) and NSCC (as defined below).

swaps, forward contracts or other derivatives or financial instruments (including, but not limited to, credit-linked notes, commodity-linked notes, forward commitment transactions, foreign currency forwards, indexed and inverse floating rate securities, floating and variable rate instruments, convertible instruments, preferred stocks, rights and warrants), real estate investment trusts, shares of other ETFs, UITs and exchange-traded notes, and shares of money market mutual funds or other investment companies or pooled investment vehicles, foreign currency, mortgage-backed securities, asset-backed securities, municipal debt securities, when-issued securities and delayed delivery transactions (collectively, “Other Instruments”), including securities not included in its Underlying Index (“Non-Component Securities”), which the Adviser and/or Sub-Adviser believes will help the Fund track its Underlying Index, as discussed below in subsection 2.  A Fund will utilize either a “replication strategy” or “representative sampling” as described below.  A Fund using a “replication strategy” will invest in the Component Securities of its Underlying Index in the same approximate proportions as in such Underlying Index.  A Fund utilizing representative sampling will hold some, but not necessarily all of the Component Securities of its Underlying Index.  From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of the Underlying Index or to maintain RIC compliance (see the discussion below in subsection 2).  Applicants expect that the returns of each Fund will have an annual tracking error of less than 5% relative to its Underlying Index.

A Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell, or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid.  A Fund using representative sampling will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by the Adviser and/or Sub-Adviser utilizing quantitative analytical procedures described below.  Under the representative sampling technique, each security is selected for inclusion in a Fund through the Adviser’s or the Sub-Adviser’s application of quantitative analytical procedures to give the Fund’s portfolio an investment profile similar to that of its Underlying Index.  Securities are selected for inclusion in a Fund following a representative sampling strategy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of such Fund’s Underlying Index taken in its entirety.  If the representative sampling technique is used, a Fund will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index.  The Adviser and/or Sub-Adviser may also use representative sampling to exclude less liquid Component Securities contained in the Underlying Index from a Fund’s portfolio in order to create a more tradable portfolio and improve arbitrage opportunities.  Finally, the Fund may realize savings in transaction costs or other efficiencies by gaining exposure to the return of an Underlying Index through the use of Other Instruments.

2.

Non-Component Securities in Fund’s 20% Asset Basket

As discussed above in subsection 1, a Fund may hold, as part of its 20% Asset Basket, securities and Other Instruments not included in its Underlying Index, but which the Adviser and/or Sub-Adviser believes will help such Fund track the performance of its Underlying Index.  The following examples illustrate the circumstances in which a Fund would hold Portfolio Securities that are Non-Component Securities of its Underlying Index.  First, in order to reflect various corporate actions (such as mergers) and other changes in the Fund’s Underlying Index (such as reconstitutions), any Fund may accept as Deposit Instruments, securities that are publicly announced as additions to its Underlying Index prior to their actual date of inclusion in such index.  Second, any Fund may hold Portfolio Securities that have recently been deleted from its Underlying Index due to various corporate actions and reconstitutions.  Third, any Fund may invest in Non-Component Securities when necessary to meet RIC diversification requirements.  For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, the Adviser and/or Sub-Adviser may invest in Non-Component Securities which the Adviser and/or Sub-Adviser believes have performance characteristics of the securities of such single issuer.  In such cases, the Non-Component Securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index.

3.

Additional Policies

Each Fund will adopt certain fundamental policies consistent with the Act and will be classified as either “diversified” or “non-diversified” under the Act.  Each Fund, regardless of whether classified as diversified or non-diversified, intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a RIC for purposes of the Code in order to relieve such Fund of any liability for federal income tax to the extent that earnings and gains are distributed to shareholders as required under the Code.

4.

Depositary Receipts

Applicants anticipate that the Funds may invest a significant portion of their assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”).  Depositary Receipts are typically issued by a financial institution (“Receipts Depository”) and evidence ownership interests in a security or a pool of securities (“Securities Underlying Receipts”) that have been deposited with the Receipts Depository.10

10 Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the Receipts Depository is typically a U.S. financial institution and the Securities Underlying Receipts are issued by a foreign issuer. ADRs are registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Receipts Depository may be a foreign or a U.S. entity, and the Securities Underlying Receipts may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or any Sub-Adviser will serve as the Receipts Depository for any Depositary Receipts held by a Fund.

No Fund will invest in any Depositary Receipts that the Adviser or the Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

I.

Exchange Listing

Shares of each Fund will be listed and traded individually on an Exchange (“Listing Exchange”).  There will be at least one Exchange Market Maker (defined below) for a Fund’s Shares on each Listing Exchange.  For example, it is expected that if NYSE Arca were to be chosen as Listing Exchange, it would designate a “Lead Market Maker” and if Nasdaq were to be chosen as Listing Exchange, it would select a “Designated Liquidity Provider” to maintain a market for, such Fund’s Shares (collectively, “Exchange Market Makers”).

The Trust, on behalf of the Initial Funds, intends to list its Shares either on NYSE Arca or Nasdaq as the primary Listing Exchange, and list the Shares of all Future Funds on an Exchange.  The Distributor will serve as principal underwriter only of the Creation Units of Shares and will not maintain a secondary market in Shares.  Shares traded on the Listing Exchange or other Exchange will be traded in a manner similar to the shares of Prior ETFs, and it is expected that one or more Exchange member firms will be designated by the Listing Exchange to act as Exchange Market Makers in Shares.  Shares of the Initial Funds will be traded on an Exchange in a manner similar to those of other ETFs.11

Applicants intend to satisfy all listing requirements for a Fund to maintain its listing on the Listing Exchange, including meeting minimum threshold requirements related to beneficial holders, maintaining its relevant Underlying Index and any additional listing requirements the Listing Exchange deems advisable.

As long as each Fund operates in reliance on the requested Order, Shares will be listed on a Listing Exchange.  Shares may also be cross-listed on one or more foreign securities markets.

11 If Shares are listed on Nasdaq or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Listing Exchange will act as market maker (“Market Maker”) and maintain a market for Shares trading on that Listing Exchange.  On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares.  However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing.  In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions.  No Market Maker will be an Affiliated Person or a Second Tier Affiliate of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares.

J.

Sales of Shares

1.

General

The Funds will be structured in a manner similar to all ETFs currently trading in the United States and therefore will offer, issue and sell Shares to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received.  The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern Time ) (“Closing Time”) on each day that the NYSE is open.  Each Fund will sell and redeem Creation Units only on a “Business Day” which is defined as any day that the NYSE, the relevant Listing Exchange, the Trust and the Custodian are open for business and includes any day that a Fund is required to be open under Section 22(e) of the Act.

In order to keep costs low and, potentially, permit closer tracking of each Fund’s Underlying Index, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).13

On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below).  In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Fund’s portfolio (including cash positions)2 except:

(a)

in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)

for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;14

12 The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act.  In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

13The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for the Business Day.

14 A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

(c)

TBA Transactions15 and other positions that cannot be transferred in kind16 will be excluded from the Deposit Instruments and the Redemption Instruments.17

(d)

to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund’s portfolio;18 or

(e)

for temporary periods, to effect changes in the Fund’s portfolio as a result of the rebalancing of its Underlying Index (any such change, a “Rebalancing”).

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Balancing Amount”).  A difference may occur where the market value of the Deposit Instruments or Redemption Instruments, as applicable, changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (e) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a)

to the extent there is a Balancing Amount, as described above;

(b)

if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)

if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;19

15 A TBA transaction is a method of trading mortgage-backed securities.  In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, paramount and price.  The actual pools delivered generally are determined two days prior to the settlement date.

16 This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

17 Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Balancing Amount.

18 A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund’s portfolio; (ii) consists entirely of instruments that are already included in the Fund’s portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

19 In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors.  For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption.  As a result, tax consideration may warrant in-kind redemptions.

(d)

if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process (as defined below) or DTCC Process (as defined below); or (ii) in the case of Global Funds and Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e)

if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Global Fund or Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.20

Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Balancing Amount (if any), for that day.21

The list of Deposit Instruments and Redemption Instruments will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list.

2.

Transaction Fees

Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units In-Kind and such costs have the potential to dilute the interests of the Fund’s existing shareholders.  Hence, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units.  Since the Transaction Fees are

20 A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

21 If the Fund is Rebalancing, it may need to announce two estimated Balancing Amounts for that day, one for deposits and one for redemptions.

 intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers.  Where a Fund permits an In-Kind purchaser to substitute cash-in-lieu of depositing one or more of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee on the cash-in-lieu portion of its investment to cover the cost of purchasing such Deposit Instruments, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Instruments.  Any entity redeeming Shares in Creation Units either through the DTCC Process or the Sub-Custodial Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Process.  The amounts of such Transaction Fees will be determined separately for each Fund.  Variations in the Transaction Fees may be imposed from time to time.  Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Instruments and Redemption Instruments of the Funds.  In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

3.

Purchase of Creation Units; General

All orders to purchase Shares of a Fund in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which for the purposes of this Application is either:  (1) a “Participating Party,” i.e., a Broker or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission or (2) a Participant in DTC, and which, in either case, has signed a “Participant Agreement” with the Distributor.  An Authorized Participant is not required to be a member of an Exchange.  The Distributor will be responsible for transmitting the orders to the Funds and will furnish to those placing such orders a confirmation that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form.  Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Instruments, Transaction Fee and Balancing Amount (if any), each as described below, the Distributor will instruct the applicable Fund to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order.  The Distributor also will be responsible for delivering the Fund’s Prospectus to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.  In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

The transfer, clearance and settlement processes for securities traded in U.S. markets differ from those used for securities traded in non-U.S. markets; in addition, such processes used in connection with U.S. equity securities differ from those for U.S. fixed income securities.  Therefore, Authorized Participants making In-Kind payments for Creation Units of a Fund will be required to use one or more of the processes described herein.

Each Fund will utilize one or more of the three discrete clearance and settlement processes briefly described below as the NSCC Process, the DTCC Process and the Sub-Custodial Process, in connection with the In-Kind payments of its Deposit Instruments depending upon the nature of such securities and whether the Authorized Participant is also a participant in the continuous net settlement system (“CNS”) of NSCC.  Accordingly, Authorized Participants making In-Kind payments for Creation Units of any Domestic Fund must use the DTCC Process, except if such entity is also a participant in CNS, it may elect to use the NSCC Process in connection with a Domestic Fund holding equity securities.  Authorized Participants making payments for Creation Units of Shares of a Foreign Fund must have international trading capabilities22 as well as the ability to deposit all foreign securities comprising such Fund’s Portfolio Deposit through the Sub-Custodial Process.  Authorized Participants making In-Kind payments for Creation Units of Shares of any Combination Fund will use several, or all, of these three clearing and settlement processes, as appropriate, in order to deliver all of the instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing, as described in this Section II.J. 1. (“Portfolio Deposit”).

Cash delivered to, or by, any Fund will settle via free delivery through the Federal Reserve System or via the NSCC Process.

4.

Placement and Acceptance of Creation Unit Purchase Orders

Following the notice of intention to purchase, an irrevocable order to purchase Creation Units in the form required by each Fund, whether through the NSCC Process, the DTCC Process and/or the Sub-Custodial Process as described briefly below, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf, no later than 4:00 p.m. ET in each case on the date such order is placed (“Transmittal Date”) in order for creation of Creation Units to be effected based on the NAV of the relevant Funds as determined on such date.  In the case of custom orders, the order must be received by the Distributor, no later than 3:00 p.m. ET.

(a)

Payments Through the NSCC Process—General

Currently, the NSCC Process is available (i) solely to those DTC Participants that also are participants in the NSCC’s CNS system and (ii) only for Domestic Equity Funds, as well as those Foreign Equity Funds and Global Equity Funds holding portfolios exclusively comprised

22 This is not required for any Foreign Fund or Global Fund that holds all of its foreign equity securities comprising its relevant Underlying Index solely in the form of ADRs.

 of ADRs and/or securities of non-domestic issuers trading in the U.S. market.  The NSCC Process is a mechanism managed by the NSCC which simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise such securities basket as a single unit.  In the event that the Portfolio Deposit includes cash, NSCC is able to accommodate cash transfers.  When a Creation Unit order of one of the Funds mentioned above is processed through the NSCC Process, the Shares issued by such Fund(s) will also settle and clear through the NSCC Process.

(b)

Payments Through the DTCC Process—General

The DTCC Process involves the use of one or more of the DTCC subsidiaries mentioned briefly below, as applicable and contrary to the NSCC Process, is a mechanism within DTCC that requires a non-automatic line-by-line movement of each securities position.  Because clearing through the DTCC Process involves the movement of each Fund’s Deposit Instruments on an individual basis (potentially hundreds in the case of a Fund with a large Underlying Index), while the NSCC Process can act on instructions regarding the movement of one unitary basket which automatically processes the movement of all the Deposit Instruments of a Fund, settlement charges incurred using the DTCC Process are higher than those incurred using the NSCC Process.  When a Creation Unit of a Fund is processed through the DTCC Process, the Shares issued by each such Fund will also clear and settle through the DTCC Process as described in more detail below.

In-Kind payments of all U.S. equity securities, as well as ADRs and equity securities of non-domestic issuers trading in the U.S. market, will be processed through DTC unless an Authorized Participant has elected to use the NSCC Process described above, U.S. fixed income Deposit Instruments traded in the U.S. markets will be processed via the DTCC Process, through the relevant DTCC subsidiary that is responsible for the clearance and settlement of the particular type of fixed income security being deposited, in the manner described below.  Each domestic fixed income security that is issued by the U.S. government or any U.S. government agency will clear and settle through the Government Securities Division of the FICC.  Domestic mortgage-backed securities will clear and settle through the Mortgage-Backed Securities Division (“MBSD”) of the FICC.  Domestic corporate and municipal fixed income securities may settle and clear through NSCC.  The Custodian, and any applicable Sub-Custodian(s), will monitor the movement of each Fund’s requisite Deposit Instruments and will instruct the movement of its Shares through DTC only upon validation that such equity securities and fixed income securities have settled correctly.  The settlement of such Funds’ Shares will be aligned with the settlement of its underlying domestic and/or foreign fixed income Deposit Instruments (or cash) and, except as discussed above with respect to Deposit Instruments traded in foreign markets, will generally occur on a settlement cycle of T+3.23 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund and each Combination Fund.

(c)

Payments Through The Sub-Custodial Process—General

Although the Shares issued by any Fund holding foreign Portfolio Securities are cleared and settled through the DTCC Process in the same manner as described above, the foreign Deposit Instruments of each such Fund cannot be processed either through the NSCC Process or through the DTCC Process.  Instead, Authorized Participants must use the Sub-Custodial Process described below to deliver any foreign security to all Foreign Funds and Global Funds, and the purchase of a Creation Unit for such Funds will operate as follows.  Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Fund’s Custodian; the Custodian will then inform such Fund’s appropriate local Sub-Custodian(s).  The Fund’s Custodian will cause the Sub-Custodian(s) of each such Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the requisite foreign Deposit Instruments.  Each Fund’s foreign Deposit Instruments must be held and maintained by the Custodian through the applicable local Sub-Custodian(s) in accordance with the provisions of Rule 17f-5 of the Act.  All foreign Deposit Instruments delivered in this manner will settle in accordance with the normal rules for settlement of such securities in their applicable non-U.S. market(s).  Upon receipt of the required foreign Deposit Instruments by a Fund’s relevant Sub-Custodian(s), they will confirm receipt of such securities to the Custodian, who will then notify the Advisor and Distributor.  In addition, any domestic equity security that is a required Deposit Instrument for a Global Fund will clear and settle through DTC in the manner described above.  Once all required foreign securities have been delivered through the Sub-Custodial Process and all domestic equity securities (if any are required) have been delivered through the DTCC Process, the Custodian will then instruct the movement of its Shares through the DTCC Process.

23 Applicants note that Shares of the Fixed Income Funds and the Combination Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund and each Combination Fund will trade in the secondary market at prices that reflect interest and coupon payments on its Deposit Instruments through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds and the Combination Funds to calculate NAV based on the current market value of their portfolio investments, and does not permit such Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds and the Combination Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects such interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds and the Combination Funds. The Exchange Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or other fixed income security or a basket comprised of such securities.

Applicants do not believe the issuance and settlement of Creation Units of Funds “outside” the NSCC Process in the manner described above will have any material impact on the efficiency, pricing or the secondary market trading of Shares of such Funds.  Each Fund may recoup the settlement costs charged by NSCC, DTC, FICC, MBSD and any Sub-Custodian(s), as applicable, by imposing Transaction Fees on investors purchasing or redeeming Creation Units.

(d)

Other

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (ii) arrangements satisfactory to the applicable Fund are in place for payment of the Balancing Amount and any other cash amounts which may be due, the applicable Fund will accept the order, subject to its right (and the right of the Distributor, the Adviser and the Sub-Adviser) to reject any order not submitted in proper form.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of all of its required Deposit Instruments and the payment of any cash portion of the purchase price have been completed.  Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of sufficient collateral.  The Participant Agreement will permit a Fund to use such collateral to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to such Fund of purchasing such securities and the value of the collateral.

5.

Rejection of Creation Unit Purchase Orders

As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form.  In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

(i)

the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii)

the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet RIC status under the Code for federal tax purposes;

(iii)

the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv)

the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, the Adviser and/or Sub-Adviser, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v)

there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes.  Examples of such circumstances include:  acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTCC, NSCC, FICC, MBSD or any other participant in the purchase process; and similar extraordinary events.

K.

Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market.  The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund.  In addition, individual Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s NAV per Share or the current day’s NAV per Share.  Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares.  No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund.  Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by such Exchange of the current market value of the sum of the Deposit Instruments and the estimated Balancing Amount, will be features of each Fund particularly attractive to certain types of investors.  Applicants intend to emphasize these features in the marketing of Shares.

L.

Redemption

Beneficial Owners of Shares of each Fund may sell their individual Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through each such Fund.  Redemption requests for each Fund must be placed by or through an Authorized Participant.  Creation Units of each Fund will be redeemable at their applicable NAV next determined after receipt of a request for redemption by each such Fund.  See the discussion in section II.H.1.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem Shares of any Fund will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act, except as expressly permitted under the relief requested from the application of such provisions with respect to certain Foreign Funds and Global Funds as set forth below in Section V.D.

Subject to the foregoing, Creation Units of any Fund will be redeemable on any Business Day in exchange for the instruments and cash described in Section II.J.1.24

Redemption of Shares in Creation Units will be subject to a Transaction Fee imposed in the same manner as the Transaction Fee incurred in purchasing such Shares.  In-Kind redemption payments of Shares may be made through the NSCC Process, the DTCC Process or through the Sub-Custodial Process in the reverse of the manner described above in Section II.H.6.  An Authorized Participant using the Sub-Custodial Process will also be required to maintain appropriate security arrangements with a Broker, bank or other custody provider in each non-U.S. jurisdiction where the Redemption Instruments of such Funds are primarily traded.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor may nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral.  The Participant Agreement will permit the Trust, on behalf of the relevant Fund, to use such collateral either (i) to purchase the missing Shares or (ii) acquire the requisite Deposit Instruments and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between such Fund’s cost of acquiring such Shares, Deposit Instruments or Balancing Amount and the value of the collateral.

24 In the event that the Trust or any Fund is terminated, the composition and weighting of the relevant Portfolio Securities to be made available to redeeming investors shall be established as of such termination date. There are no specific termination events, but any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of the Fund entitled to vote. Although Shares are not automatically redeemable upon the occurrence of any specific event, each Fund’s organizational documents provide that the Board will have the unrestricted power to alter the number of Shares constituting a Creation Unit. Therefore, in the event of a termination, the Board in its discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Fund might elect to pay cash-only redemptions to all shareholders, with an In-Kind election for shareholders owning in excess of a certain stated minimum amount.

A redemption request for any Fund made either through the DTCC Process or the Sub-Custodial Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by a Fund (currently expected to be 4:00 p.m. ET), and (ii) arrangements satisfactory to the Trust on behalf of the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Units of such Fund being redeemed through the DTCC Process or the Sub-Custodial Process on or before contractual settlement of such redemption request.

M.

Qualification as a Regulated Investment Company

Each Fund intends to qualify for and to elect treatment as a RIC for U.S. federal income tax purposes, with the result that each Fund effectively will be treated as if it were a separate registered investment company and will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

N.

Dividend Reinvestment Service

No Fund will make DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual Brokers may make a dividend reinvestment service available to their clients.

O.

Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of any Fund are contemplated.  As discussed above in Section II.J., each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units.  Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses.  Each Fund is authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points, calculated on the average daily NAV of each Fund.  Such plan, if implemented, will be disclosed.

P.

Shareholder Reports

Each Fund will furnish to DTC Participants for distribution to Beneficial Owners of Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions.  Each Fund will also furnish to DTC Participants, for distribution to Beneficial Owners of Shares, the Fund’s annual report containing audited financial statements, as well as copies of annual and semiannual shareholder reports.

Q.

Availability of Information Regarding Shares and Underlying Indexes

On each Business Day, the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the Balancing Amount effective as of the previous Business Day of each Fund, will be made available on each Business Day prior to the opening of business (subject to amendments) on the relevant Listing Exchange, currently at 9:30 a.m. ET.  The Funds’ Administrator intends to provide an estimated Balancing Amount, adjusted through the close of the trading day, to the relevant Listing Exchange.  Each Listing Exchange will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association, an amount for each Fund stated on a per individual Share basis representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Portfolio Securities and other assets of the Fund (“Estimated Intra-Day NAV”).  The Estimated Intra-Day NAV per Share will be updated throughout the day to reflect the changing prices of each Domestic Fund’s Deposit Instruments.  Applicants note that because the international markets where the Deposit Instruments for Foreign Funds and Global Funds primarily trade will be closed for regular trading prior to the Closing Time for such Funds, the value of such Funds’ Deposit Instruments will continue to be updated, but only for foreign-exchange currency rates, through the remainder of the U.S. trading day at the prescribed 15-second interval.  The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Balancing Amount, nor will it guarantee the accuracy or completeness of the estimated Balancing Amount and hence that of the Estimated Intra-Day NAV per Share.  No Fund will be involved in, or responsible for, the calculation or dissemination of Estimated Intra-Day NAV per Share and will make no warranty as to its accuracy.

The value of the Underlying Index for each Initial Fund will be updated intra-day on a real time basis as individual Component Securities change in price25 and expect to be advised by the Listing Exchange for the Initial Fund that such updated intra-day value of the Initial Fund’s Underlying Index will be disseminated every 15 seconds throughout the trading day by such Listing Exchange or such other organization authorized by the Index Provider.  Applicants expect that the same will be true with respect to the Index Providers of all future Underlying Indexes and future Listing Exchanges with respect to all Future Funds.  In addition, these organizations will disseminate values for each Underlying Index once each trading day based on closing prices in the relevant domestic or foreign exchange market.  In addition, the website of each of the Funds (the “Website”), which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV

25 To the extent the Deposit Instruments or Component Securities of an Underlying Index, trade on a non-U.S. exchange, each of which is closed for regular trading throughout the entirety of the Listing Exchange’s regular trading day, the current value of the Fund’s Deposit Instruments, as well as that of the Component Securities of its Underlying Index, will be updated only with respect to foreign-exchange currency rates, as described above.

 (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

Applicants note that because bonds and other fixed income securities typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such securities comes from a variety of sources.  With respect to Fixed Income Funds and Combination Funds, this information includes:  (i) executed bond transactions as reported on FINRA’s Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intra-day prices obtained directly from Brokers and/or (iii) intra-day prices obtained from subscription services, such as Bloomberg.  For these purposes, “intra-day prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major Brokers.  “Executed transaction prices,” as the term suggests, are the prices at which completed transactions in bond and other fixed income securities actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems.  “Executable quotations” are price quotations provided by Brokers that indicate the price at which such Broker would buy or sell a specified amount of fixed income securities.  “Indicative quotations” are price quotations provided by Brokers that, while not necessarily executable, provide an indication of the price at which such Broker would buy or sell a specified amount of fixed income securities.

As noted above, one source of intra-day U.S. bond prices is the TRACE system, which reports executed prices on corporate bonds.  TRACE reported prices are available without charge on the NASD’s website on a “real time” basis (subject to a fifteen minute delay) and also are available by subscription from various information providers (e.g., Bloomberg).  In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds and other fixed income securities have access to intra-day prices for such securities from a variety of sources other than TRACE.  An additional source of information available to Authorized Participants is their own trading desks.  Applicants understand that many Authorized Participants currently make markets in the bonds and other fixed income securities included in the Funds’ Underlying Indexes and that, when acting as such, they have access to intra-day prices of such securities through their own trading desks and therefore will be able to assess the intra-day value of each Fund’s fixed income Deposit Instruments using this information.  Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on fixed-income securities from Broker.  Authorized Participants and other market participants also can obtain prices of fixed-income securities by subscription from third parties through on-line client-based services.26

26 [M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association—Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

Applicants note that some or all of the Component Securities of Foreign Indexes and Global Indexes may be securities issued by foreign domiciled companies that are listed and traded on non-US trading venues.  In such cases, the Component Securities will be listed on major stock exchanges in the country in which the issuer is domiciled.  Foreign Indexes and Global Indexes may also include securities issued by foreign domiciled companies that are listed on NYSE Arca or NASDAQ, as well as ADRs and/or GDRs.

A web address exists for every foreign exchange on which the foreign Component Securities trade and quotations can be accessed for each of such securities through such web address.  In addition, U.S. retail investors with access to the Internet can access quotations with respect to foreign Component Securities through Yahoo Finance! as well as other financial websites, and investors with access to a Bloomberg terminal can directly access quotations and fundamental data on foreign Component Securities.  Applicants understand that the issuers of all Component Securities of any Foreign Index or Global Index file disclosure documents, such as prospectuses, with their respective regulators.

The Website, in addition to publishing the data for each Fund as discussed above, will also publish the following:  (i) the current version of each Fund’s Prospectus, Prospectus Summary, if any, and SAI, (ii) its Portfolio Securities and (iii) its Underlying Index, the Component Securities thereof and a description of the methodology used in calculating such index.  The Website will be publicly available prior to the public offering of Shares.  Applicants expects that the Listing Exchange for the Initial Fund, as well as the Listing Exchange for each Future Fund, will disseminate a variety of data such as “Total Balancing Amount Per Creation Unit,” “Shares Outstanding” and NAV with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines.

The closing prices of each Fund’s Deposit Instruments will be readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources, such as TRACE, or on-line information services such as, Bloomberg or Reuters.  Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day.  In addition, Applicants expect, given the past history of the Prior ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares.  In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

R.

Sales and Marketing Materials

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between the Funds and a traditional “open-end investment company” or “mutual fund.” Although each Fund will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund.  Instead, each such Fund will be marketed as an “ETF” or “exchange-traded fund.” To that end, the designation of the Funds in all advertising and marketing materials will be limited to the terms  “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”).  All advertising and marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only.  The same approach will be followed in connection with any investor educational materials issued or circulated in connection with the Shares.

While Creation Units may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them directly to the Fund in a Creation Unit.

S.

Procedure by Which Shares Will Reach Investors

Based on the experience of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.  One is the institutional investor that desires to keep a portion of its portfolio indexed to a Fund’s Underlying Index and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holdings.  Another likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of a Fund’s Shares on an Exchange versus the aggregate value of the Deposit Instruments or Redemption Instruments and the applicable Balancing Amount.  Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged.  Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV per Share.  Lastly, Applicants observe that Exchange Market Makers may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities.

In the above examples, those persons who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market.  Applicants expect that secondary market purchasers of Shares will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the region, country, industry, market, market segment or market sector represented by the relevant Underlying Index.  The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV per Share.

T.

Third Party Broker-Dealer Issues; Disclosure Documents

As described above, Shares in Creation Units will be offered continuously to the public.  Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring.  As a result, a Broker and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent individual Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.

Brokers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.27

The Distributor will act as coordinator in connection with the production and distribution of a Fund’s Prospectus and SAI to Brokers and will make generally known among the Broker community that current versions of such documents may be obtained through the Distributor.  Brokerage firms will be able to order in advance their anticipated quantities of such Prospectus and SAI from the Distributor.  Additionally, the Distributor will arrange to deliver the Fund’s Prospectus and SAI to the Listing Exchange, where they will be available for review by investors.

III.

THE SELF-INDEXING FUNDS

A.

The Need For Exemptive Relief

The representations and undertakings provided in Section III are only intended to apply to the Initial Funds and any Future Funds that are Self-Indexing Funds because the potential

27 Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Listing Exchange in connection with a sale on such Listing Exchange, is satisfied by the fact that the Fund’s Prospectus and SAI are available at such Listing Exchange upon request.

conflicts of interest described in that section do not exist where the Funds are not Self-Indexing Funds.  Applicants believe that each Self-Indexing Fund’s investment strategy of tracking its Underlying Index fits squarely within the scope of the relief previously granted to Prior ETFs. Indeed, Applicants submit that, were the Index Provider not an “affiliated person” of the Adviser, the Trust and the Self-Indexing Funds, (i) each Self-Indexing Fund’s use of its Underlying Index would be indistinguishable from the use of existing equity and/or fixed income indexes by other ETFs currently trading and (ii) the Index Provider would be viewed no differently than the existing index providers who create and license their intellectual property for use by various persons, such as portfolio managers and their funds, including ETFs. Applicants assert that the structure of the Self-Indexing Funds will be virtually identical to that of Prior ETFs.  Applicants further submit that the operation of the Self-Indexing Funds and the Self-Indexing Funds’ arbitrage mechanism, for all practical purposes, will be identical to the operation and arbitrage mechanism of ETFs now trading.

Applicants contend that the potential conflicts of interest arising from the fact that the Index Provider will be the Adviser or an “affiliated person” of the Adviser are not actual concerns, and will not have any impact on the operation of the Self-Indexing Funds, because the Underlying Indexes will maintain transparency, the Self-Indexing Funds’ portfolios will be transparent and the Index Provider, the Adviser, any Sub-Adviser and the Self-Indexing Funds each will adopt policies and procedures to address any potential conflicts of interest (“Policies and Procedures”). Among other things, the Policies and Procedures will be designed to limit or prohibit communication with respect to issues/information related to the maintenance, calculation and reconstitution of the Underlying Indexes between the “Index Administrator” (the employee of the Index Provider with ultimate responsibility for the Underlying Indexes and Rules-Based Process), the “Index Group” (those employees of the Index Provider appointed to assist the Index Administrator in the performance of his/her duties) and the employees of the Adviser.28  In conjunction with the Policies and Procedures, the restrictions on the Rules-Based Process will prevent the Adviser, or any person affiliated with it or any Self-Indexing Fund, from having any advantage over other market participants, including the investing public, with respect to prior knowledge of companies that may be added to or deleted from an Underlying Index or from any Self-Indexing Fund that tracks the Underlying Indexes.

Applicants assert that the Underlying Indexes will be as transparent as other indexes used by Prior ETFs.  Like the indexes used by ETFs currently trading, the Underlying Indexes owned by the Index Provider will be created using a detailed Rules-Based Process that will be made publicly available. The Index Provider will publish in the public domain, including on the Website, the rules that govern the construction and maintenance of each of its Underlying Indexes. Applicants believe that this will prevent the Adviser from possessing any advantage

28 If the Index Administrator or the Index Group includes employees of the Adviser (such as when the Index Provider is a division of the Adviser) such limits or prohibitions of communication will apply between those employees and the other employees of the Adviser.

 over other market participants by virtue of its affiliation with the Index Provider. Of course, like all index providers, the Index Provider reserves the right to modify the Rules-Based Process in the future. While the Index Provider does not presently contemplate specific changes to the Rules-Based Process, it could be modified, for example, to reflect changes in the underlying market tracked by an Underlying Index, the way in which the Rules-Based Process takes into account market events or to change the way a corporate action, such as a stock split, is handled. Such changes would not take effect until the Index Group has given (1) the Calculation Agent (defined below) reasonable prior written notice of such rule changes and (2) the investing public at least sixty (60) days published notice that such changes will be implemented. The Index Administrator and Index Group are solely responsible for the creation and development of the Rules-Based Process and determining the nature of modifications to the Rules-Based Process. In conjunction with the Policies and Procedures discussed herein, these restrictions will prevent the Adviser, any Sub-Adviser or any person affiliated with it or any Self-Indexing Fund, from having any advantage over other market participants, including the investing public, with respect to prior knowledge of companies that may be added to or deleted from the Underlying Index or from any Self-Indexing Funds that track the Underlying Indexes. Applicants believe that by publicly disclosing the Rules-Based Process governing the construction and maintenance of the Underlying Indexes, and requiring significant advance publication of changes to the Rules-Based Process, the Underlying Indexes that will be owned by the Index Provider will be as transparent as other affiliated indexes underlying existing ETFs.

B.

Policies and Procedures to Guard Against Conflicts of Interest

Concerns about affiliated index-based ETFs are based on the following conflicts of interest that could result if the Index Provider has one of the proscribed relationships with the Trust, the Adviser, any Sub-Adviser, Distributor or promoter of a Self-Indexing Fund: the potential ability of the affiliated person to manipulate the Underlying Index to the benefit or detriment of the Self-Indexing Fund as well as conflicts that may also arise with respect to the personal trading activity of personnel of the affiliated person who may have access to or knowledge of changes to an Underlying Index’s composition methodology or the constituent securities in an Underlying Index prior to the time that information is publicly disseminated.

    Applicants do not believe the potential for conflicts of interest raised by the Adviser’s use of the Underlying Indexes in connection with the management of the Self-Indexing Funds and the Affiliated Accounts will be substantially different from the potential conflicts presented by an adviser managing two or more registered funds. More specifically, Applicants do not believe the potential for conflicts presented by the Adviser’s use of the Underlying Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented by the side by side management of ETFs which track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same adviser. Furthermore, Applicants do not believe the potential for conflicts presented by the Adviser’s use of the Underlying Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented and addressed in the Prior Orders.  The Adviser and the Index Provider will adopt and implement the Policies and Procedures that they believe will minimize or eliminate any potential conflicts of interest.

First, the Adviser will disclose the potential for conflicts to the Self-Indexing Funds and their shareholders. Second, as discussed further herein, the Index Provider will adopt Policies and Procedures designed to prevent the dissemination and improper use of non-public information about changes to the Component Securities of each Underlying Index and the Rules-Based Process. In addition, the Adviser and any Sub-Adviser has adopted or will adopt, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include Policies and Procedures designed to minimize potential conflicts of interest among the Self-Indexing Funds and the Affiliated Accounts, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions. The structure of the Self-Indexing Funds, as well as those of the Affiliated Accounts, as index funds, minimizes the potential for conflicts as the investment strategies of each Self-Indexing Fund and the Affiliated Accounts will be constrained by its objective to track the performance of its Underlying Index. Neither the Adviser nor any Sub-Adviser will receive incentive fees for outperforming the Underlying Index of any Self-Indexing Fund or Affiliated Account. In fact, any material outperformance or underperformance would be viewed negatively by investors of such investments.

To the extent the Self-Indexing Funds transact with an affiliated person of the Adviser or Sub-Adviser, such transactions will comply with the Act, the rules thereunder and the terms and conditions of the Order. Subject to the approval of the Self-Indexing Funds’ Board, the Adviser, affiliated persons of the Adviser (“Adviser Affiliates”) and those of any Sub-Adviser (“Sub-Adviser Affiliates”) may be authorized to provide custody, fund accounting and administration and transfer agency services to the Self-Indexing Funds. Any services provided by the Adviser, Adviser Affiliates, Sub-Adviser and Sub-Adviser Affiliates will be performed in accordance with the provisions of the Act, the rules under the Act and any relevant guidelines from the staff of the Commission.

C.

Index Provider and Calculation Agent

1.

General

As owner of the Underlying Indexes, the Index Provider will enter into an agreement (“Calculation Agent Agreement”) with a third party to act as “Calculation Agent.” The Calculation Agent is not, and will not be, an affiliated person, as such term is defined in the Act, or an affiliated person of an affiliated person, of the Self-Indexing Funds, the Adviser, any Sub-

Adviser, any promoter or the Distributor. Pursuant to the terms of the Calculation Agent Agreement, the Index Provider will initially apply the Rules-Based Process to the universe of equity and/or fixed income securities and will determine the number, type and weight of Component Securities that will comprise each Underlying Index and will perform all calculations necessary to determine the proper make-up of each such Underlying Index. Thereafter, (i) the Calculation Agent will be solely responsible for the calculation and maintenance of each Underlying Index, as well as the dissemination of the values of each Underlying Index and (ii) the Index Provider will be responsible solely for performing the reconstitution updates and rebalance updates for each Underlying Index on the relevant Reconstitution Dates and Rebalance Dates.29

The Calculation Agent will disseminate Underlying Index information through one or more unaffiliated third party data providers, which are available to subscribers. Underlying Index values on a total return basis will be disseminated on an end-of-day basis through such unaffiliated third party data provider(s). The “price index values”30 of each Underlying Index will be calculated by the Calculation Agent and disseminated in accordance with the rules of the Exchange.31  Information about each Underlying Index, including data on Component Securities and weightings, will be available on the Website, as will a rule book describing the Rules-Based Process applicable to such Underlying Index (“Rule Book”). The Index Group will monitor the results produced by the Calculation Agent on a periodic basis to determine whether the Calculation Agent is performing such maintenance, calculation and dissemination functions in accordance with the Rules-Based Process. The Index Administrator and the Index Group do not, and will not, have any responsibility for management of the Self-Indexing Funds.

2.

Component and Weighting Changes

In accordance with the Rules-Based Process, the Index Group will provide the data to the Calculation Agent, who will update each Underlying Index on at least an annual basis (and in some cases on a more frequent periodic basis) to add or delete individual Component Securities that have been selected or deleted pursuant to the Rules-Based Process after the close of trading

29 The Index Provider will reserve the right to modify the Rules-Based Process in the future.

30 A “total return index value” reflects price appreciation (or depreciation) of the constituent securities plus reinvestment of dividends, whereas a “price index value” reflects only price appreciation (or depreciation) of the constituent securities.

31 NYSE Arca rules generally require current index values for U.S indices to be widely disseminated by one or more major market data vendors at least every 15 seconds during the core trading session and for international or global indices to be widely disseminated by one or more major market data vendors at least every 60 seconds during the core trading session. In addition, the NYSE Arca rules generally require the value of the index to be calculated and disseminated to the public at least once per business day; provided that, if the securities representing at least half the value of the index are securities of a single country other than the United States, then the value of the index may be calculated and disseminated to the public at least once per business day in that country.

 on the date provided for in the relevant Rule Book (each such date a “Reconstitution Date”)32 and to rebalance the Component Securities from time to time, as described in the relevant Rule Book (each such occurrence a “Rebalance Date”). For Underlying Indexes with more frequent reconstitution, individual Component Securities will be added or deleted pursuant to the Rules-Based Process after the close of trading on the days specified in the Rule Books pertaining to such Underlying Indexes. The Index Provider will not disclose any information concerning the identity of Component Securities that have been added to, or deleted from, each Underlying Index, or the weightings of such Component Securities, to the Adviser, any Sub-Adviser, the Self-Indexing Funds or any other affiliated entities before such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent) and is available to the entire investing public. Notwithstanding the foregoing, the Calculation Agent may disclose such information solely to the Index Administrator and the Index Group in order to permit such persons to monitor the results produced by the Calculation Agent for compliance with the Rules-Based Process. The Index Provider, the Index Administrator, the Index Group and the Calculation Agent will be expressly prohibited from providing this information to any employees of the Adviser or those of any Sub-Adviser or their affiliates until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent). As employees of the Index Provider, the Index Administrator and members of the Index Group (i) will not have any responsibility for the management of the Self-Indexing Funds or the Affiliated Accounts, (ii) will be expressly prohibited from sharing this information with any employees of the Adviser or those of any Sub-Adviser, including those persons that have responsibility for the management of the Self-Indexing Funds or the Affiliated Accounts until such information is publicly announced, and (iii) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties.

The new Component Securities and their approximate new weightings will be announced at least two (2) days prior to a Reconstitution Date or a Rebalance Date, and then again, with definitive weights, after the close on each Reconstitution Date or Rebalance Date before the opening on the next day to the general public and the Adviser and any Sub-Adviser (on behalf of the Self-Indexing Funds and the Accounts). Again, none of the Adviser, any Sub-Adviser or any other person, whether affiliated or unaffiliated, would be provided with the Underlying Index weightings and composition until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent).

Component Securities may be added to and/or deleted from any Underlying Index on a day other than the Reconstitution Date if there is a change to the Rules-Based

32 Underlying Indexes may have Reconstitution Dates and Rebalance Dates that occur on a periodic basis, but no more frequently than monthly. The Reconstitution Dates and Rebalance Dates for each Underlying Index will be made available on the Website and will also be disclosed in the Prospectus for each such Self-Indexing Fund.

 Process that results in such new constituents being added to such Underlying Index. Changes to the Rules-Based Process resulting in the addition and/or deletion of Component Securities to any Underlying Index on a day other than the Reconstitution Date should occur only infrequently, if at all. In addition, Component Securities may be added to and/or deleted from an Underlying Index on a day other than the Reconstitution Date as a result of the occurrence of “corporate actions” including an initial public offering or a spinoff, as set forth in the Rule Books. These additions and/or deletions will be executed by the Calculation Agent as soon as possible after the corporate action is announced. Except as described above, new Component Securities will not be added to any Underlying Index other than on a Reconstitution Date.

As is the case with other index ETFs, each Self-Indexing Fund will make changes to its portfolio holdings in response to certain announced changes in its Underlying Index when the Adviser or Sub-Adviser believes it is in the best interest of the Self-Indexing Fund to do so. Additions to and deletions from a Self-Indexing Fund’s portfolio holdings could be made (i)immediately or shortly after a change to its Component Securities or Rules-Based Process is announced, (ii) on or about the date the announced change to such Component Securities or Rules-Based Process is actually implemented by the Calculation Agent, or (iii) any time thereafter. In determining whether and when to implement a change to a Self-Indexing Fund’s portfolio holdings, the Adviser or Sub-Adviser would consider brokerage costs, market impact costs (e.g., changes to the price of a security caused by executing a large order all at once), portfolio tax efficiency, cash flow and the impact that such changes would have on the Self-Indexing Fund’s tracking error against its Underlying Index.

D.

Transparency of Underlying Indexes

The Index Provider will describe the basic concept of each Underlying Index and disclose the relevant Rule Books laying out the Rules-Based Process on the Website. As discussed above, changes to the Rules-Based Process will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Index Administrator has given the investing public at least sixty (60) days published notice that such changes are being planned to take effect. Applicants note that the identity and Underlying Index weightings of the companies that meet the criteria of the Rules-Based Process will be readily ascertainable by anyone, since the Rules-Based Process, including the selection criteria, will be freely available. The Index Administrator will not provide any employee or director of the Index Provider (except other members of the Index Group), Adviser, any Sub-Adviser, Account or the Self-Indexing Funds with notice of changes to the Rules-Based Process prior to making such information publicly available.33

33 However, in accordance with the Policies and Procedures, the Index Administrator may make information available to very senior management or other personnel of the Adviser or its subsidiaries who, in the ordinary course of their duties, may have responsibilities relating to multiple aspects of the business of the Adviser, other than portfolio management for the Self-Indexing Funds or Affiliated Accounts. The Adviser will adopt Policies and Procedures forbidding such persons from (i) improperly using or disseminating such information, and (ii) using this information to influence changes to the Rules-Based Process or the Underlying Indexes.

The Website will also include information designed to educate investors. The Calculation Agent will make available to the Index Provider information on the Underlying Indexes that the Index Provider will make available to the general public on the Website. Each Business Day, the Website will publish free of charge (or provide a link to another website that will publish free of charge) the Component Securities of each Underlying Index and their respective weightings in each Underlying Index as of the close of the prior Business Day, the portfolio holdings held by each Self-Indexing Fund and their respective weightings, and each Self-Indexing Fund’s per share NAV, closing price and a calculation of the premium or discount of such price against such NAV, all as of the prior Business Day. The components and weightings of the Underlying Indexes, as well as the portfolio holdings of each Self-Indexing Fund, are also expected to be available through unaffiliated third-party data vendors.

Changes to the Component Securities made by the Index Provider and/or the Calculation Agent will be disclosed by such party and published on the Website. Any such Index Provider and/or Calculation Agent announcements or Website disclosures to the public will be made in such a manner that none of the Index Provider employees outside of the Index Group, the Adviser, any Sub-Adviser nor any Self-Indexing Fund, is notified of actions prior to the general investing public, except as described herein.

Applicants believe that each Underlying Index will maintain transparency. All components, weightings, additions and deletions from the Underlying Indexes will not only be publicly available, but also will be publicly announced prior to any changes being made. As stated above, Applicants believe that this level of disclosure is similar to that of other Underlying Indexes currently used by ETFs. The Index Provider will adopt Policies and Procedures prohibiting employees from disclosing or using any non-public information acquired through their employment, except as appropriate in connection with the rendering of services to the administration of the Underlying Indexes. Also, the Index Provider will adopt Policies and Procedures that prohibit and are designed to prevent anyone, including the members of the Index Group, from disseminating or using non-public information about pending changes to the Component Securities or Rules-Based Process, except as described herein. These policies will specifically prohibit the members of the Index Group from sharing any non-public information about the Underlying Indexes with any personnel of the Adviser or Sub-Adviser responsible for management of the Self-Indexing Funds and/or any Affiliated Account. The Adviser and any Sub-Adviser also will adopt policies that prohibit personnel responsible for the management of the Self-Indexing Funds and/or any Affiliated Account from sharing any non-public information about the management of the Self-Indexing Funds and any Affiliated Account with any personnel of the Index Provider, especially those persons responsible for creating, monitoring, calculating, maintaining or disseminating the Underlying Indexes. The Adviser has and any Sub-

Adviser will have, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder.

In addition, the Index Provider will retain an unaffiliated third-party Calculation Agent to calculate and maintain the Underlying Indexes on a daily basis. The Calculation Agent will be instructed to not communicate any non-public information about the Underlying Indexes to anyone, and expressly not to the personnel of the Adviser or any Sub-Adviser responsible for the management of the Self-Indexing Funds or Affiliated Accounts. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Underlying Indexes to the Index Provider, the Adviser, any Sub-Adviser, and the public at the same time, except as otherwise described herein.

The Index Administrator and other Index Group members will be employees of the Index Provider.  The Calculation Agent is not, and will not be, affiliated with the Index Provider, the Adviser or any Sub-Adviser.  The Index Group personnel responsible for creating and monitoring the Underlying Indexes and the personnel of the Calculation Agent responsible for calculating and maintaining the Underlying Indexes are employees of separate organizations and will be located in physically separate offices. Members of the Index Group, including the Index Administrator, will not have access to the computer systems used by the Adviser or any Sub-Adviser in connection with their portfolio management activities. Furthermore, the Index Provider will adopt Policies and Procedures which impose a restricted list and blackout period requirements34 on all members of the Index Group.

The portfolio managers responsible for day-to-day portfolio management of the Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser or a Sub-Adviser. The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of the Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser. The personnel of the Adviser and those of any Sub-Adviser responsible for any day-to-day portfolio management will be employees of separate organizations. Neither the Adviser nor any Sub-Adviser will have access to the computer systems used by the Calculation Agent nor to the computer systems used by the Index Group to monitor, calculate and rebalance the Underlying Indexes. The Adviser will also adopt Policies and Procedures which require any

34 The Index Provider will adopt “Restricted List” and “Blackout Period” procedures and requirements. In summary, no Access Person (as defined in these procedures and requirements) will be permitted to trade in any security on the Restricted List during the Blackout Period, as defined below. The “Restricted List” will include any security that is a Component Security of any Underlying Index upon which a Self-Indexing Fund or Affiliated Account is based. The “Blackout Period” is a time period which extends seven calendar days—from the close of trading a full 24 hours before the Self-Indexing Fund or Affiliated Account or portfolio manager for such Self-Indexing Fund or Affiliated Account receives its rebalance or reconstitution information from the Index Provider until three trading days after such Self-Indexing Fund or Affiliated Account or portfolio manager receives its rebalance or reconstitution information from the Index Provider. For example, if a Self-Indexing Fund or Affiliated Account or portfolio manager receives rebalance or reconstitution information on a Monday, the Blackout Period extends from market close on the prior Thursday to market close on the following Thursday.

 personnel responsible for the management of a Self-Indexing Fund and/or any Affiliated Account to comply with the Restricted List and Blackout Period requirements and require reporting on securities transactions to a designated senior employee of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act.

E.

The Self-Indexing Funds Do Not Raise Concerns

1.

Portfolio Transparency, “Front Running” and “Free Riding”

As discussed throughout this Application, Applicants believe that the information about each Self-Indexing Fund’s portfolio holdings, the composition of its Underlying Index and the disclosure about the Rules-Based Process will be both public and as extensive as that information now provided by other ETFs currently listed and traded. In addition, the current values of the Portfolio Securities and other assets on a per Share basis, and each Underlying Index will be disseminated in accordance with the rules of the Exchange. Further, the identity of Deposit Instruments, and Redemption Instruments, if different, will be made available to market participants as described below.  Applicants believe that the disclosure of Self-Indexing Fund portfolio holdings would be unlikely to lead to “front running” (where other persons would trade ahead of the Self-Indexing Fund and the investors assembling the Deposit Instruments for Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Self-Indexing Fund portfolio holdings would not lead to “free riding” (where other persons mirror the Self-Indexing Fund’s investment strategies without paying the Self-Indexing Fund’s advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

2.

Arbitrage Mechanism.

Applicants assert that the arbitrage opportunities offered by the Self-Indexing Funds will be the same as those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.

Applicants have every reason to believe that the design, structure and transparency of the Self-Indexing Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Self-

Indexing Fund’s structure, Applicants submit that the secondary market prices for Shares of such Self-Indexing Funds should be close to NAV and should reflect the value of each Self-Indexing Fund’s portfolio.

3.

Potential Conflicts of Interest Similar to Those Involved in Prior Approvals

In orders granted to Prior ETFs, the Commission considered the potential conflicts presented by an affiliated person of an investment adviser to an index management investment company (organized as an ETF) acting as an index provider to the investment company.35 Applicants believe the potential conflicts of interest presented and addressed in the orders granted to Prior ETFs, are identical to the potential conflicts created by the operation of the Self-Indexing Funds and the Underlying Indexes. Applicants therefore do not believe their request for Relief presents any novel legal issues that the Commission has not already considered.

Applicants have or will adopt Policies and Procedures designed to address potential conflicts virtually identical to those as adopted by Prior ETFs. As discussed above, the Adviser has adopted policies prohibiting its employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds and the Affiliated Accounts. Similarly, the Index Provider will adopt Policies and Procedures that prohibit the members of the Index Group from disseminating or using non-public information about pending changes to Component Securities or the Rules-Based Process except in connection with the performance of their respective duties. These Policies and Procedures will specifically prohibit members of the Index Group from sharing any non-public information about the Underlying Indexes with personnel of the Adviser or Sub-Adviser responsible for management of the Self-Indexing Funds and/or any Affiliated Accounts, except as described herein. The Adviser will adopt Policies and Procedures that prohibit personnel responsible for the management of the Self-Indexing Funds and/or any Affiliated Accounts from sharing any non-public information about the management of the Self-Indexing Funds and Affiliated Accounts with the Index Provider’s and Calculation Agent’s personnel, including those responsible for creating and monitoring the Underlying Indexes. Any Sub-Adviser will be instructed to not discuss and will have adopted, Policies and Procedures that prohibit the Sub-Adviser from disclosing non-public information about portfolio management of the Self-Indexing Funds and Affiliated Accounts with the Index Provider’s and Calculation Agent’s personnel, including those responsible for creating and monitoring, the Underlying Indexes.

35 See footnotes 2, supra

IV.

IN SUPPORT OF THE APPLICATION

A.

Summary of the Application

Applicants seek an Order from the Commission permitting (1) Funds to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in each Fund’s Shares on an Exchange at negotiated prices rather than at the current offering price described in the Fund’s Prospectus; (3) certain Affiliated Persons and Second-Tier Affiliates of each Fund to deposit securities into, and receive securities from, each Fund in connection with the purchaseand redemption of Creation Units; (4) Foreign Funds and Global Funds to pay In-Kind redemption proceeds more than seven (7) days after Shares of such Funds are tendered for redemption in certain circumstances; (5) Investing Funds to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A) of the Act; (6) Funds, any principal underwriter for a Fund and/or any Broker, to sell Shares to Investing Funds beyond the limits of Section 12(d)(1)(B) of the Act; and (7) each Fund that is an Affiliated Person or Second-Tier Affiliate of an Investing Fund to sell its Shares to, and redeem its Shares from, an Investing Fund. An Investing Fund may rely on the Order only to invest in the Funds and not in any other registered investment company.

The Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of. . . [the Act].”

Applicants believe that Shares of each Fund will afford significant benefits in the public interest.  Among other benefits, availability of Shares would:  provide (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, a relatively low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available on demand at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; (c) an investment vehicle that would track the selected Underlying Indexes more closely than many alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; (d) a security that should be freely available in response to market demand; (e) competition for comparable products available in both foreign and U.S. markets, as well as (f) attract capital to the U.S. markets; (g) provide enhanced liquidity; (h) facilitate the implementation of diversified investment management techniques; and (i) provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”36  The Shares would provide to both retail and institutional investors, new exchange-traded investment company products representing interests in targeted securities markets.  As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others.  Applicants have concluded that In-Kind redemption of Creation Units of the Funds to the maximum extent practicable, as described herein, is essential in order to minimize the need for selling their respective Portfolio Securities to meet redemptions, to permit the maximum amount of resources of each Fund to be used to track its Underlying Index; to increase the operating efficiencies of the Trust and thereby minimize costs; and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an Affiliated Person of such company, if the Commission finds that:

“the terms of the proposed transaction. . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act].”

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an Affiliated Person of the Fund.  In each case, Creation Units are sold and redeemed by each Fund at their NAV.  The Portfolio Deposit for a Fund is based on a standard applicable to all investors and valued in the same manner in all cases.  Such transactions do not involve “overreaching” by an Affiliated Person.  Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units:  (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the investment policy of each Fund as described herein and will be consistent with the investment policy of each Investing Fund; and (c) are consistent with the general purposes of the Act.

36 “Request for Comments on Reform of the Regulation of Investment Companies,” IC Release No. 17534 (June 15, 1990), at 84.

With respect to exemptive relief specified below regarding Sections 12(d)(1)(A) and 12(d)(1)(B), relief is also requested pursuant to Section 12(d)(1)(J) of the Act to permit Investing Funds to acquire Shares of each Fund beyond the limits of Section 12(d)(1)(A) and permitting such Funds, their Distributor and Brokers to sell Shares of each such Fund to Investing Funds in excess of the limits of Section 12(d)(1)(B).  In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit each Fund to sell its Shares to, and redeem its Shares from, an Investing Fund that owns 5% or more of such Fund’s Shares.

Applicants submit that the structure of the proposed transaction as well as the proposed conditions to the relief from the limitations of Section 12(d)(1) requested in this Application, including the requirement that Investing Funds enter into an Investing Fund Participation Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.  The exemptions and Order requested are also virtually identical to those granted in Prior Orders.

B.

Benefits of the Proposal

1.

General.

The typical ETF allows investors to trade a standardized portfolio or “basket” of securities in a size comparable to a share of common stock.  Trading in exchange-basket products is an important investment strategy, due in part to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a specific region, country, market, market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme, to participate in an economic/investment trend and/or invest in a particular type of securities across such region, country, markets, segments or industry sectors, such as domestic bonds and foreign equity securities.  The popularity of current ETFs, including but not limited to the Prior ETFs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors.

2.

Intra-Day Trading

Investors have also been drawn to the liquidity provided by many ETFs.  Unlike traditional open-end mutual funds which do not provide investors the ability to trade throughout the day, Shares of the Funds will be listed on an Exchange and will trade throughout the Listing Exchange’s regular trading hours.   Applicants believe that the price at which Shares trade will be disciplined by arbitrage opportunities inherent in the Trust’s structure which permits each Fund to continually purchase or redeem Shares in Creation Units, which should help prevent Shares from trading at a material discount or premium in relation to their NAV, in marked contrast to closed-end investment companies.  This continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

3.

Maintaining a Competitive Position in the Global Securities Markets

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products.  Innovative financial vehicles, such as those to be offered by the Trust, will provide investors greater access to U.S. markets.  By providing a wide range of investors with a U.S. exchange-traded security that permits participation in significant segments of various domestic, international and global securities markets, Applicants believe that the proposed new basket securities will benefit both investors and the markets.

4.

Likelihood that Secondary Market Prices for Fund Shares will Closely Track Their Respective NAV per Share

Applicants assert that the structure and mechanics of the Trust and its Funds, like those of existing ETFs, will permit Shares of each Fund to trade on the secondary market at prices that will closely track their respective NAV per Share or otherwise correspond to the fair value of their underlying portfolios.  The Commission has granted exemptive relief to existing ETFs, including the Prior ETFs, in large part because their structure and mechanics minimize the extent of a premium or discount in the secondary market price for their Shares relative to such ETFs’ NAV per Share.

Although Fund Shares are not yet listed on a Listing Exchange and therefore do not trade in the secondary market, Applicants have every reason to believe that the design, structure and transparency of the Funds will provide both arbitrage opportunities and a hedging mechanism as efficient and robust as those which now exists for current ETFs.  Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs, including the Prior ETFs.  Therefore, in light of the portfolio transparency, the arbitrage opportunities and the hedging mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should be close to their respective NAV per Share and should reflect the value of each Fund’s underlying portfolio.

C.

Investor Uses and Benefits of Products

Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike.  Applicants assert that these benefits will be identical or substantially similar to the benefits offered by all ETFs currently trading in the secondary market.  These benefits include flexibility, tradability, availability, certainty of purchase price and tax efficiencies.  Equally of interest to investors will be the relatively low expense ratios of the Funds, as compared to those of their directly competitive traditional mutual funds, due to their In-Kind efficiencies in portfolio management as well as other reduced infrastructure costs.  Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and its Funds.  The last, but by no means least important benefit, is that investors will have access to extensive information regarding the Component Securities of the relevant Underlying Index, as well as the Portfolio Securities, Deposit Instruments and Redemption Instruments, of each Fund.  Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisers and Brokers, among others, and will enhance general market knowledge about each Fund’s holdings as well as the performance of its Adviser and/or Sub-Adviser.

Applicants have made every effort to structure the Funds in a way that would not favor institutional investors, as well as those professional traders discussed above, purchasing and redeeming Shares in Creation Units over retail investors buying and selling individual Shares in the secondary market.  All investors, large and small, will have information readily available as to how changes in each Fund’s Underlying Index are determined and information with respect to all changes made to such Underlying Index will be available to all investors at the same time.  Given that each Fund will be managed to replicate or closely track its Underlying Index, neither the Adviser nor any Sub-Adviser will have latitude to change or specify certain Deposit Instruments or Redemption Instruments to favor an Affiliated Person or a Second-Tier Affiliate.

Based on the foregoing, Applicants respectfully request the Relief as set forth below.

V.

REQUEST FOR ORDER

A.

Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1) of the Act

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer.  Shares are securities “under the terms of which” an owner may receive his proportionate share of each Fund’s current net assets; the unusual aspect of a Share is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit.  However, because the redeemable Creation Units of each Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities.  In light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.

Although Shares will not be individually redeemable, as discussed above, Applicants expect that the secondary market price of individual Shares will not vary much from their NAV per Share.  Historical data relating to other exchange-traded funds trading on NYSE Arca, Nasdaq, and other Exchanges support this view.

The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

“person, security, or transaction, or any class or classes of...securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

The relief requested and the structure described in this Application are the same as that granted by the Commission in the Prior Orders, permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable.  The Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the Prior Orders and merit the same relief.

Investors may purchase Shares in Creation Units from each Fund and such Creation Units will always be redeemable in accordance with the provisions of the Act.  Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units to the relevant Fund for redemption.  Moreover, listing and trading on an Exchange will afford all holders of

 Shares the benefit of intra-day liquidity and continuous disclosure.  Applicants believe that because the market price of Creation Units on the secondary market will be disciplined by the arbitrage activity discussed above, investors should be able to sell individual Shares in the secondary market at prices that should not vary substantially from their NAV per Share.

The Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940.  The Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect.

Applicants further believe that permitting each Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.

B.

Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus. . .”

Rule 22c-1 under the Act provides that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

Shares of each Fund will be listed on a Listing Exchange and the relevant Market Maker will maintain a market for such Shares.  Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of NAV per Share next calculated after receipt of any sale order.  The Shares will trade on and away from37 the Listing Exchange at all times on the basis of current bid/offer prices.  Therefore, the purchase and sale of

37 Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

Shares of each Fund in the secondary market will not be accomplished at an offering price described in the Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases of such Shares in the secondary market be made at a price based on the current NAV per Share next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares.  While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended to (1) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) prevent unjust discrimination or preferential treatment among buyers, and (3) ensure an orderly distribution system of Shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors Shares at less than the published sales price and who could pay investors a little more than the published redemption price.38  The proposing release to Rule 22c-2 (“Mutual Fund Redemption Fee Rule”) notes that Rule 22c-1 “requires that each redeeming shareholder receive his pro rata portion of the fund’s net assets.”39

Applicants believe that the first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — do not appear to be relevant issues for secondary trading by Brokers in Shares of a Fund.  Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets.  Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers.  To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purpose of Section 22(d), Applicants assert that the proposed distribution system for Shares will be orderly.  Anyone may sell or acquire Shares either by purchasing them on the Exchange or by creating one or more Creation Units; therefore, no Broker should have an advantage over any other Broker in the sale of such Shares.  In addition, as described above, secondary market transactions in Shares can be expected to generally occur at prices roughly equivalent to their NAV per Share.  In view of the fact that the Portfolio Securities of each Fund will be fully transparent, Applicants expect that institutional investors and professional traders described above should cause the price for Shares in the secondary market and their NAV per Share to remain narrow.  Applicants believe that, to date, shares of Prior ETFs have consistently traded on, at, or very close to, their respective

38 See Protecting Investors:  A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

39 See Mandatory Redemption Fees for Redeemable Fund Securities (Proposing Release), IC Rel. No. 26375A (March 5, 2004).

 NAVs.  Therefore, Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of shares of Prior ETFs.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.

Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2) of the Act

Applicants seek an exemption from Section 17(a) of the Act pursuant to Sections 6(c) and 17(b) of such Act to allow certain Affiliated Persons, and Second-Tier Affiliates to effectuate purchases and redemptions In-Kind.40  Section 17(a) of the Act, in general, makes it unlawful:

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof . . .”

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a).  Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of such company.  Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are:  (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the Act.

Applicants also are requesting an exemption from Section 17(a) under Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates.  See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where

40 See supra note 10.

 the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

Section 2(a)(3) of the Act defines an “Affiliated Person” as:

“(A)any persons directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) . . . any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors . . . .”

Section 2(a)(9) of the Act defines “control” as the power to exercise a controlling influence, and provides that any person who owns more than 25% of the voting securities of a company shall be presumed to control the company.

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence Affiliated Persons of each other.  In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including an Exchange Market Maker, some or all of such investors will be 5% owners of the Trust or such Funds, and one or more investors may hold in excess of 25% of the Trust or such Funds, as the case may be, and therefore all such persons would be deemed to be Affiliated Persons of the Trust or such Funds either under Section 2(a)(3)(A) or Section 2 (a)(3)(C) of the Act.  Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Instruments with a Fund in return for a In-Kind purchase of a Creation Unit, and likewise Section 17(a)(2) could be read to prohibit such persons from receiving In-Kind Redemption Instruments from a Fund.  Furthermore, one or more investors, or an Exchange Market Maker in connection with its market-making activities, might each accumulate 5% or more of a Fund’s Shares.  Additionally, one or more holders of Shares, or an Exchange Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and therefore such persons would each be deemed to be an Affiliated Person of the Trust and such Funds under Section 2(a)(3)(C) of the Act.  In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding Shares of one or more Affiliated Funds making that investor a Second-Tier Affiliate of such Funds.  The Applicants request an exemption to permit persons that are Affiliated Persons or Second-Tier

 Affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate In-Kind purchases and redemptions.

The Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making In-Kind purchases or redemptions of Shares of a Fund in Creation Units.  The deposit procedures for both In-Kind purchases and redemptions of Creation Units will be effected in exactly the same manner regardless of the size or number of the purchases or redemptions of Creation Units.  Deposit Instruments and Redemption Instruments for each Fund will be valued in the same manner as the Portfolio Securities currently held by such Fund, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Portfolio Securities, Deposit Instruments, Redemption Instruments and Balancing Amounts will be the same regardless of the identity of the purchaser or redeemer.  Applicants submit that any consideration paid from the types of Affiliated Persons and Second-Tier Affiliates listed above for the purchase or redemption, including In-Kind purchases and redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Fund’s registration statement.

The Applicants do not believe that In-Kind purchases and redemptions of each Fund’s Creation Units will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with such Fund’s objectives and with the general purposes of the Act. The Applicants believe that In-Kind purchases and redemptions will be made on terms reasonable to the Applicants and any Affiliated Persons, and Second-Tier Affiliates because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating In-Kind purchase or redemption values and, therefore, creates no opportunity for Affiliated Persons, Second-Tier Affiliates or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Deposit Instruments and Redemption Instruments for each Fund will be valued in the same manner as the Portfolio Securities currently held by such Fund, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Similarly, the Applicants believe that using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating In-Kind redemptions or purchases will ensure that such Fund’s NAV will not be adversely affected by such securities transactions.

Applicants also seek an exemption from Section 17(a)(1) and (2) to permit sales of Shares by any Fund to an Investing Fund and purchases of Shares by a Fund from an Investing Fund, and the purchases and redemptions of Shares that would accompany such sales and purchases.41  In this regard, Applicants observe that an Investing Fund that relies on the 12(d)(1) Relief requested herein could potentially own 5% or more of the Shares of a Fund.  Under such circumstances, the Fund could be deemed to be an Affiliated Person of the Investing Fund, and the Investing Fund could be deemed to be an Affiliated Person of the Funds.  To the extent that a Fund and an Investing Fund are so affiliated, sale of Shares by the Fund to the Investing Fund and purchase of Shares by the Investing Fund may be deemed to violate Section 17(a) of the Act.42

Furthermore, Applicants submit that the terms of the sale of Creation Units by a Fund to an Investing Fund and the purchase of Creation Units by a Fund from a redeeming Investing Fund, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching.  Section 17(a) of the Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person.  Applicants note that all Shares will be issued and redeemed by the Funds at their NAV per Share.  Therefore, any Investing Fund that purchases (or redeems) Creation Units of a Fund will do so at their NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) such Shares.

Further, no Investing Fund will be compelled to invest in a Fund, and a Fund may choose to reject a direct purchase of its Shares in Creation Units by an Investing Fund.  To the extent that an Investing Fund purchases Shares of a Fund in the secondary market, such Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into an agreement with an Investing Fund (an “Investing Fund Participation Agreement”) prior to any investment by an Investing Fund in excess of the limits of section 12(d)(1)(A).  Rather, the proposed arrangements will be consistent with the policies of each Fund and each Investing Fund involved.  Shares of the Funds will be sold to the Investing Fund, and redeemed from the Investing Fund by the Funds, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors.  Any investment by an Investing Fund in Shares of Funds will be effected in accordance with the investment restrictions, and

41 Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of an Investing Fund because the Adviser or an entity controlling, controlled by or under common control with the Adviser is also an investment adviser to the Investing Fund.  To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, purchases and redemptions of Shares directly between Funds and Investing Funds.

4242 Applicants acknowledge that receipt of compensation by (a) an Affiliated Person of an Investing Fund, or a Second-Tier Affiliate, for the purchase by the Investing Funds of Shares or (b) an Affiliated Person of a Fund, or Second-Tier Affiliate, for the sale by the Fund of its Shares to an Investing Fund may be prohibited by Section 17(e)(1) of the Act. The Investing Fund Participation Agreement (as defined below) will include this acknowledgement.

 consistent with the investment objectives and policies, of the relevant Investing Fund, as well as those contained in the Investing Fund Participation Agreement, such as the acknowledgement signed by the Investing Fund that it may rely on the Order requested herein only to invest in the Funds, and not in any other investment company.  Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Shares by Investing Funds.

For the reasons set forth above, the Applicants believe that:  (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund and Investing Fund, and that the proposed transactions are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.

Exemption from the Provisions of Section 22(e) of the Act

Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act.  Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.  Section 22(e) of the Act provides that:

“No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except—

1.

for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

2.

for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

3.

for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for Foreign Funds and Global Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the foreign Portfolio Securities held by the Foreign Funds and Global

Funds.  Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds and Global Funds in certain circumstances, during the calendar year.  Accordingly, with respect to Foreign Funds and Global Funds that deliver Redemption Instruments In-Kind, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds to provide for such payment or satisfaction up to fourteen (14) calendar days after the redemption request is received.  Applicants request that relief be granted such that each of the Foreign Funds and Global Funds holding Redemption Instruments which require a delivery process in excess of seven (7) calendar days may provide payment or satisfaction of redemptions In- Kind up to the lesser of fourteen (14) calendar days or the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund and Global Fund customarily clear and settle.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of In-Kind redemption proceeds in seven (7) calendar days and the maximum number of days up to fourteen (14) calendar days needed to deliver such proceeds for each Foreign Fund and Global Fund.  Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Foreign Fund and Global Fund for analogous dates in subsequent years, deliveries of In-Kind redemption proceeds by the Foreign Fund and Global Fund relating to those countries or regions are expected to be made within seven (7) days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.  Applicants propose that allowing In-Kind redemption payments for Creation Units of a Foreign Fund and Global Fund to be made within the fourteen (14) calendar days as discussed above would not be inconsistent with the spirit and intent of Section 22(e).  The Applicants assert that an In-Kind redemption payment occurring within fourteen (14) calendar days following a redemption request would adequately afford investor protection.

    Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund and Global Fund.  Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units In-Kind beyond those already generally in place in the relevant jurisdiction.  Applicants believe that this approach may make In-Kind creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof.  As noted above, Applicants intend to provide In-Kind redemption payments to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds).  Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds or Global Funds that do not effect In-Kind creations and redemptions of Creation Units.

If the requested relief is granted, Applicants intend to disclose in the SAI for each Fund and all relevant sales literature that In-Kind redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made.  Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.  Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c).  Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.  Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought here was obtained by the Prior ETFs in the Prior Orders.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units In-Kind and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

E.

Exemption from the Provisions of Section 12(d)(1) of the Act

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale would cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.  Applicants request relief to permit Investing Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Investing Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

1.

Concerns Underlying Sections 12(d)(1)(A) and (B)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.43  In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.2  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company.  Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”45

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).46  These abuses included:  (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (3) “largely illusory” diversification benefits; and (4) unnecessary complexity.  The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications Investment Company Growth (“PPI Report”).47

Applicants submit that the concerns underlying Section 12(d)(1) of the Act and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns.

4343 House Hearing, 76th Cong., 3d Sess., at 113 (1940).

44 Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

45 House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

46 See H.R Rep. No 91-1382, 91st Cong , 2d Sess., at 11(1970).

47 Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

(a)

Undue Influence

Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.  Condition B.1 limits the ability of an Investing Funds’ Advisory Group48 or an Investing Funds’ Sub-Advisory Group49 to control a Fund within the meaning of Section 2(a)(9) of the Act.  For purposes of this Application, an “Investing Funds Affiliate” is defined as any Investing Funds Adviser, Investing Funds Sub-Adviser, Sponsor, promoter, or principal underwriter of the Investing Funds, and any person controlling, controlled by, or under common control with any of those entities.  Each Investing Funds Adviser and any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act.

Condition B.2 prohibits Investing Funds and Investing Funds Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between the Investing Fund or an Investing Funds Affiliate and the Fund or a Fund Affiliate50.

Conditions B.3, B.4, B.6, B.7 and B.8 are also designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund to exercise undue influence over a Fund and certain of its affiliates.  For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director,  member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee of the Investing Funds, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.  Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

48 For purposes of this Application, the “Investing Funds’ Advisory Group” is defined as the Investing Funds Adviser, Sponsor, any person controlling, controlled by, or under common control with the Investing Funds Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Funds Adviser or Sponsor. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(A) of the Act is the “Investing Funds Adviser.” Similarly, each Investing Trust’s sponsor is the “Sponsor.”

49 An “Investing Funds’ Sub-Advisory Group” is defined as the Investing Funds Sub-Adviser, any person controlling, controlled by or under common control with the Investing Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Funds Sub-Adviser or any person controlling, controlled by or under common control with the Investing Funds Sub-Adviser. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(B) of the Act is the “Investing Funds Sub-Adviser.”

50 A “Fund Affiliate” is defined as the Adviser, Sub-Adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

Condition B.9 is intended to insure that the Fund’s Board and the Adviser, as well as the Investing Fund’s board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order.  A representation to this effect is required to be included in the Investing Fund Participation Agreement which must be in effect between the Fund and an Investing Fund before an investment is made in excess of Section 12(d)(1)(A).

A Fund would retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the Investing Fund Participation Agreement with the Investing Fund.

(b)

Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure.  The PPI Report expressed concern that:  (1) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund51 (2) fund holding companies subject their investors to two layers of advisory fees;52 and (3) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here.

Under condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“non-interested directors or trustees”), will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the Investing Fund.

As mentioned above, Shares are sold without sales charges though customary brokerage commissions may be charged for secondary market transactions in Shares.

In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs.  Under condition B.5, an Investing Fund Adviser or an Investing Fund’s trustee or

51 PPI Report at 319-320.

52 Id. At 318.

 Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Adviser, trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, trustee or Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund.  In addition, the Investing Fund Sub-Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Sub-Adviser or an affiliated person of the Investing Fund Sub-Adviser, from a Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund’s Sub-Adviser.  Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to an Investing Fund as set forth in Conduct Rule 2830 of the NASD.53

(c)

Complex Structures

The PPI Report also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose.54  The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.” Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions.  Investing in the Funds would serve several meaningful purposes and offer special benefits to the Investing Funds.

Applicants further submit that the Investing Fund Adviser will provide investment services to the Investing Funds that will be in addition to, rather than duplicative of the advisory services provided by the Adviser and Sub-Adviser to the Funds.  Applicants expect that the Funds would be used as an investment management tool to employ specific investment strategies.

Shares may provide Investing Funds with an easy way to gain instant exposure to a variety of market segments through a single, relatively low cost transaction.  Shares also are extremely flexible investment tools.  For example, an Investing Fund could use Shares to quickly and easily:  (1) invest cash in a liquid instrument that has a high correlation to the Investing Funds’ benchmark, while at the same time maximizing the potential to outperform the benchmark; (2) effectively manage cash flows thus enabling the Investing Fund to stay as fully invested as possible; (3) immediately diversify market segments or other exposure; (4) immediately modify style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and (5) implement long/short strategies between active and passive management styles.  In addition, Shares are bought and

53 All references to Conduct Rule 2830 of the NASD include any successor or replacement rule that may be adopted by FINRA.

54 PPI Report at 321.

 sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be purchased on margin, can be purchased or sold by limit order, and are valued on a real time basis.  Index-ETFs are currently used by institutional investors for these purposes, particularly as a “place to park cash.”55

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements.  Under Condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VI.

EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

A.

ETF Relief

1.

As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

2.

Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

3.

The Website maintained for each Fund, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.

The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

55 See Ian Salisbury, Individuals Now Rule ETF Realm — Barclays, State Street Cite Low Costs, Investing Ease In Appeal on Main Street, WALL ST. J., April 1, 2006.

B.

Section 12(d)(1) Relief

1.

The members of an Investing Funds’ Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act.  The members of an Investing Funds’ Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Funds’ Advisory Group or the Investing Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares.  This condition does not apply to the Investing Funds’ Sub-Advisory Group with respect to a Fund for which the Investing Funds Sub-Adviser or a person controlling, controlled by or under common control with the Investing Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.

No Investing Fund or Investing Funds Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Funds Affiliate and the Fund or a Fund Affiliate.

3.

The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Investing Funds Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.

Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the non-interested directors or trustees of the Board, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Funds Affiliate in connection with any services or transactions:  (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.

The Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund.  Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser.  In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.

No Investing Fund or Investing Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.

The Board, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund.  The Board will consider, among other things:  (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.

Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated

Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.

Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), any Investing Fund and the Fund will execute an Investing Fund Participation Agreement stating, without limitation, that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order.  At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment.  At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Funds Affiliate and Underwriting Affiliate.  The Investing Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The Fund and the Investing Fund will maintain and preserve a copy of the order, the Investing Fund Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.

Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.

Any sales charges and/or service fees with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the NASD.

12.

No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VII.

NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

Compass Efficient Model Portfolios, LLC

213 Overlook Circle, Suite A-1

Brentwood, TN 37027

Compass EMP Funds Trust

213 Overlook Circle, Suite A-1

Brentwood, TN 37027

Northern Lights Distributors, LLC

17605 Wright Street

Omaha, Nebraska 68130

Applicants request that all written communications concerning the Application be directed to the person and address printed on the Application’s facing page.  In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated November 1, 2013, have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.

Dated:  October 23, 2013

Compass Efficient Model Portfolios, LLC

By:     /s/Robert W. Walker

Name:

Robert W. Walker

Title:

President

Compass EMP Funds Trust

By:     /s/Stephen M. Hammers

Name:

Stephen M. Hammers

Title:

President

Northern Lights Distributors, LLC

By:   /s/Brian Nielsen

   Name:Brian Nielsen

Title:

Chief Executive Officer

AUTHORIZATION

RULE 0-2(c)(2)

COMPASS EMP FUNDS TRUST

In accordance with Rule 0-2(c) under the Act, Stephen M. Hammers, in his capacity as President of Compass EMP Funds Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as Trustee and President of the Trust and pursuant to the following resolutions adopted by the Board of Trustees of the Trust on May 7, 2013:

RESOLVED, that it be, and it hereby is, approved for the Trust to file with the Securities and Exchange Commission (“SEC”) an application for an order (the “Application”) under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder; under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act; and under Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED, that the proper officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare and to file any and all amendments to the Application as may be necessary or appropriate; and it is further

RESOLVED, that the Application shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust on this 22nd day of October, 2013.

Compass EMP Funds Trust

By:     /s/Stephen M. Hammers

Name:

Stephen M. Hammers

Title:

President

AUTHORIZATION

RULE 0-2(c)(2)

Compass Efficient Model Portfolios, LLC

In accordance with Rule 0-2(c) under the Act, Robert W. Walker states that all actions necessary to authorize the execution and filing of this Application by Compass Efficient Model Portfolios, LLC have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of Compass Efficient Model Portfolios, LLC and all actions necessary to execute and file such instrument have been taken.  Robert W. Walker further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Compass Efficient Model Portfolios, LLC

By:     /s/Robert W. Walker

Name:

Robert W. Walker

Title:

President

AUTHORIZATION

RULE 0-2(c)(2)

COMPASS EMP FUNDS TRUST

In accordance with Rule 0-2(c) under the Act, Stephen M. Hammers states that all actions necessary to authorize the execution and filing of this Application by Compass EMP Funds Trust have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of Compass EMP Funds Trust and all actions necessary to execute and file such instrument have been taken.  Stephen M. Hammers further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Compass EMP Funds Trust

By:     /s/Stephen M. Hammers

Name:

Stephen M. Hammers

Title:

President

AUTHORIZATION

RULE 0-2(c)(2)

NORTHERN LIGHTS DISTRIBUTORS, LLC

In accordance with Rule 0-2(c) under the Act, Brian Nielsen states that all actions necessary to authorize the execution and filing of this Application by Northern Lights Distributors, LLC have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of Northern Lights Distributors, LLC and all actions necessary to execute and file such instrument have been taken.  Brian Nielsen further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Northern Lights Distributors, LLC

By:  /s/Brian Nielsen

Name:

Brian Nielsen

Title:

Chief Executive Officer

 VERIFICATION

RULE 0-2(C)(2)

VERIFICATION

COMPASS EMP FUNDS TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Compass EMP Funds Trust, that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Compass EMP Funds Trust

By:     /s/Stephen M. Hammers

Name:

Stephen M. Hammers

Title:

President

VERIFICATION

RULE 0-2(C)(2)

VERIFICATION

Compass Efficient Model Portfolios, LLC

 The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Compass Efficient Model Portfolios, LLC, that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Compass Efficient Model Portfolios, LLC

By:     /s/Robert W. Walker

Name:

Robert W. Walker

Title:

President

VERIFICATION

RULE 0-2(C)(2)

VERIFICATION

NORTHERN LIGHTS DISTRIBUTORS, LLC

 The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Northern Lights Distributors, LLC, that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Northern Lights Distributors, LLC

By:    /s/Brian Nielsen

Name:

Brian Nielsen

Title:

Chief Executive Officer

APPENDIX A

Brief Description of the Underlying Indexes, the Index Provider, and the Calculation Agent for the Initial Funds.

Initial Fund Name	Underlying Index
Compass EMP U.S. Large Cap 500 Fund

CEMP U.S. Large Cap 500 Volatility Weighted Index.  The CEMP U.S. Large Cap 500 Volatility Weighted Index consists of 500 of the largest U.S. stocks with consistent positive earnings and with an equal weighting of risk among all 500 stocks.

Compass EMP U.S. Small Cap 500 Fund

CEMP U.S. Small Cap 500 Volatility Weighted Index.  The CEMP U.S. Small Cap 500 Volatility Weighted Index consists of 500 of the largest U.S. small cap stocks $3 Billion or less with consistent positive earnings and with an equal weighting of risk among all 500 stocks.

Compass EMP International 500 Fund

CEMP International 500 Volatility Weighted Index.  The CEMP International 500 Risk Weighted Index consists of 500 of the largest developed country stocks with consistent positive earnings and with an equal weighting of risk among all 500 stocks.

Compass EMP Emerging Market 500 Fund

CEMP Emerging Market 500 Volatility Weighted Index.  The CEMP Emerging Market 500 Volatility Weighted Index consists of 500 of the largest emerging market country stocks with consistent positive earnings and with an equal weighting of risk among all 500 stocks.

Compass EMP REIT 100 Fund

CEMP U.S. REIT 100 Volatility Weighted Index.  The CEMP U.S. REIT 100 Volatility Weighted Index consists of 100 of the largest U.S. REIT stocks with consistent positive earnings and with an equal weighting of risk among all 100 stocks.

Compass EMP U.S. Large Cap 500 Long-Cash Fund

CEMP U.S. Large Cap 500 Long-Cash Volatility Weighted Index. The CEMP U.S. Large Cap 500 Long-Cash Volatility Weighted Index is based on the month end price of the CEMP U.S. Large Cap 500 Volatility Weighted Index. The index seeks to limit risk during unfavorable market conditions by reducing its exposure to the market. During a period of market decline, the Index's exposure to the market may be as low as 25% depending on the magnitude of such decline.

Compass EMP International 500 Long-Cash Fund

CEMP International 500 Long-Cash Volatility Weighted Index. The CEMP International 500 Long-Cash Volatility Weighted Index is based on the month end price of the CEMP International 500 Volatility Weighted Index. The index seeks to limit risk during unfavorable market conditions by reducing its exposure to the market. During a period of market decline, the Index's exposure to the market may be as low as 25% depending on the magnitude of such decline.

Compass EMP U.S. REIT Long-Cash Fund

CEMP U.S. REIT Long-Cash Volatility Weighted Index. The CEMP U.S. REIT Long-Cash Volatility Weighted Index is based on the month end price of the CEMP U.S. REIT 100 Volatility Weighted Index. The index seeks to limit risk during unfavorable market conditions by reducing its exposure to the market. During a period of market decline, the Index's exposure to the market may be as low as 25% depending on the magnitude of such decline.

Compass EMP U.S. High Dividend Fund

CEMP U.S. High Dividend Volatility Weighted Index.  The CEMP U.S. High Dividend Volatility Weighted Index consists of the top 100 highest dividend paying stocks among the stocks that comprise the CEMP U.S. Large Cap 500 Volatility Weighted Index with an equal weighting of risk among all 100 stocks.

Index Provider:

Compass Efficient Model Portfolios, LLC (“Compass EMP”), the adviser to the Initial Funds, also serves as the Index Provider of the Underlying Indexes.  As Index Provider, Compass EMP identifies new index constituents, performs reconstitution and rebalancing updates, and monitors the Calculation Agent for its performance of the maintenance, calculation and dissemination of index values in accordance with the each Underlying Index’s methodology.

Calculation Agent:

The CEMP Indices are calculated by Dow Jones Indexes, the marketing name of CME Group Index Services LLC.  "Dow Jones®" and "Dow Jones Indexes" are service marks of Dow Jones Trademark Holdings LLC, and have been licensed for use by CME Group Index Services LLC.